

Finely Tuned

2007 ANNUAL REPORT

First National Community Bancorp, Inc.



TABLE OF CONTENTS

Mission Statement	ONE
Financial Highlights	TWO
Our Market	THREE
Finely Tuned	FOUR
Letter to Shareholders	FOURTEEN
Selected Financial Data	SEVENTEEN
Management's Discussion and Analysis of Financial Condition and Results of Operations	EIGHTEEN
Corporate Profile	THIRTY
Board of Directors and Officers	THIRTY TWO
Consolidated Financial Statements	THIRTY FOUR
Notes to Consolidated Financial Statements	THIRTY EIGHT
Report of Independent Registered Public Accounting Firm	FIFTY
Management's Report on Internal Control Over Financial Reporting	FIFTY ONE
Report of Independent Registered Public Accounting Firm	FIFTY TWO
Investor Information	INSIDE BACK COVER

FINELY TUNED

This year's annual report focus is on the financial "soundness" of the company. Our President and CEO J. David Lombardi's job is very similar to a symphony conductor's position. As the "music director" Mr. Lombardi's duties include choosing programs (products) and soloists (staff) to shape the financial direction of the bank. The maestro makes sure everyone plays together in precise rhythmic and musical coordination, working together to make sure the banks' vision, strategy, and mission are executed with superior performance.

MISSION STATEMENT

The mission of First National Community Bancorp, Inc. is to enhance the value of its shareholders' investment by maximizing long-term earnings, and we intend to accomplish this objective by offering the highest quality of service to meet the needs of our most important asset, our loyal customer base. As a responsible member of the community we take great pride in having a board of directors and senior management with an interest in the community making the business decisions which affect the operations of the company and the welfare of the community. The company, and all individuals associated with our institution, will strive to maintain the highest ethical standards and exhibit leadership, integrity, enthusiasm and vision in the pursuit of our mission.

FINANCIAL HIGHLIGHTS

(In thousands, except per share data)		2007		2006	% Chan
AT YEAR END:					
Total Assets	$	1,296,203	$	1,184,783	9.4
Net Loans		897,665		829,121	8.3
Total Deposits		945,517		920,973	2.7
Stockholders' Equity		107,142		96,862	10.6
FOR THE YEAR:					
Net Interest Income before Provision for Credit Losses	$	39,314	$	35,482	10.8
Provision for Credit Losses		2,200		2,080	5.8
Other Income		6,345		4,897	29.6
Other Expenses		23,797		20,773	14.6
Income before Income Taxes		19,662		17,526	12.2
Provision for Income Taxes		4,966		4,017	23.6
Net Income	$	14,696	$	13,509	8.8
PER SHARE DATA:					
Net Income - basic(1)	$	0.94	$	0.88	6.8
Net Income - diluted(1)	$	0.92	$	0.86	7.0
Cash Dividends	$	0.42	$	0.38	10.5
Book Value (1) (2)	$	6.87	$	6.31	8.9
Weighted Average Shares Outstanding - basic (1)		15,601,377		15,352,406	--
Weighted Average Shares Outstanding - diluted (1)		15,931,260		15,721,491	--
SELECTED RATIOS:					
Return on Average Assets		1.18%		1.26%	(6.
Return on Average Stockholders' Equity (2)		14.32%		15.30%	(6.
Total Risk-Based Capital/Risk-Adjusted Assets		11.22%		10.67%	5.

(1) Earnings per share and book value per share are calculated based on the weighted average number of shares outstanding during each year. All share and per share information includes the retroactive effect of the 25% stock dividend paid December 27, 2007 and the 10% stock divide[illegible] paid March 31,2006.

(2) Reflects the effect of SFAS No. 115 in the amount of $(2,190,000) in 2007 and $(70,000) in 2006.

OUR NEWEST COMMUNITY OFFICES



HONESDALE RT. 6



STROUDSBURG

DEPOSITS AND LOANS BY COUNTY
($ IN THOUSANDS)

DEPOSITS

LACKAWANNA COUNTY	$ 546,929
LUZERNE COUNTY	$ 321,735
MONROE COUNTY	$ 7,550
WAYNE COUNTY	$ 69,303

LOANS

LACKAWANNA COUNTY	$ 585,261
LUZERNE COUNTY	$ 267,331
MONROE COUNTY	$ 10,002
WAYNE COUNTY	$ 26,657
OTHER COUNTIES	$ 15,983

OUR MARKET

With the addition of the Stroudsburg and Honesdale, Route 6 community bank offices, we are strategically located more than ever throughout Lackawanna, Luzerne, Wayne and Monroe Counties ... the fastest growing regions in the state. First National Community Bancorp, Inc. is positioned to be the premier financial services provider in Northeastern Pennsylvania, providing these markets with a true local bank that understands their needs and where decisions are made right in their backyard. We will continue to evaluate opportunities that will provide access to customers and markets that compliment our long-term goals.

DUNMORE
102 East Drinker St.
Dunmore, PA 18512
570 346-7667

SCRANTON
419-421 Spruce St.
Scranton, PA 18503
570 343-6572

DICKSON CITY
934 Main St.
Dickson City, PA 18519
570 489-8617

FASHION MALL
277 Scr./Carbondale Hwy.
Scranton, PA 18508
570 348-4880

DALEVILLE
Routes 502 & 435
Daleville, PA 18444
570 848-3622

CLARKS GREEN
269 East Grove St.
Clarks Green, PA 18411
570 586-3622

WILKES-BARRE
23 West Market St.
Wilkes-Barre, PA 18701
570 831-1000

PITTSTON
1700 North Township Blvd.
Pittston, PA 18640
570 655-3622

KINGSTON
754 Wyoming Ave.
Kingston, PA 18704
570 283-3622

EXETER
1625 Wyoming Ave.
Exeter, PA 18643
570 603-1000

PLAINS
27 North River Rd.
Plains, PA 18705
570 825-3622

BACK MOUNTAIN
169 North Memorial Hwy.
Shavertown, PA 18708
570 674-3622

HANOVER TOWNSHIP
734 San Souci Pkwy.
Hanover Township, PA 18706
570 270-3622

NANTICOKE
194 South Market St.
Nanticoke, PA 18634
570 258-3622

HAZLETON
330-352 West Broad St.
Hazleton, PA 18201
570 501-3622

ROUTE 315
3 Old Boston Rd.
Pittston, PA 18640
570 602-3622

HONESDALE
1001 Main St.
Honesdale, PA 18431
570 253-1096

HONESDALE RT. 6
1127 Texas Palmyra Hwy.
Honesdale, PA 18431
570 251-8840

STROUDSBURG
301 McConnell St.
Stroudsburg, PA 18360
570 517-3622

The sweet sound of success



Like the string section of the orchestra, our senior management team sits at the front of the stage. Like the string instruments producing the sounds to balance the woodwind and brass sections, our senior management team ensures the bank is kept on track and all financial goals and marketing strategies are met. To this end, we have developed a special service philosophy: close customer relationships. Our objective is the preservation and value appreciation of our assets: the means include personal counseling and customized asset management. We achieved optimal results, thanks to our multi-disciplinary network of regional banking experts. Providing quality service in a low-cost and efficient manner is the cornerstone of FNCB financial success.



The string section is the largest body of the standard orchestra and consists of bowed string instruments of the violin family. It normally comprises five sections: the first and second violins, the violas, the cellos, and the double basses. The range of expression available and the great stamina of strings makes them a powerful tool for balancing the sound of the orchestra.



The brass section, in its fully developed form, typically consists of two trumpets, four horns, three trombones, and a tuba. Although they may be coiled or bent into different shapes, all brass instruments consist essentially of a very long metal tube. For example, if you straightened out all the tubing on a French horn, it would be about seventeen feet long.

Music to your ears

RETAIL/COMMERCIAL SALES

Well-tuned instruments are essential for the success of any orchestra. Our superior products and services ensure that our bank has continued record growth. By being a community bank we are better poised to bring to the market the best of both worlds, great banking products and services and the ability to have all decisions made right here in Northeast Pennsylvania.

To toot our own horn, we feel that we have developed one of the top sales teams in our market. Our sales teams are out in the community every day helping customers get the most for their bank dollar. The bank has a sharp focus on customer service and will continue to due so in 2008. How do we know what our customers want? It's quite simple ... we ask them.



Hitting the high note

OPERATIONS

At First National Community Bancorp, Inc. the Operations Department is recognized as a strategic function in the bank and in 2007, investment in new technologies was directed to strengthen the operational decision making process.



Woodwinds are a vital and necessary part of any orchestra, as it is extremely rare to find a piece which omits the woodwind section all together. Woodwinds have vibrant tone colors and offer an indispensable set of tools in the composer's bag of tricks. Each woodwind instrument type features three to four individual colors within the playable ranges of each instrument.



Percussion is commonly referred to as "the backbone" or "the heartbeat" of a musical ensemble, often working in close collaboration with bass instruments, when present. Most classical pieces written for full orchestra since the time of Haydn and Mozart are orchestrated to place emphasis on the strings, woodwinds, and brass. However, often at least one pair of timpani is included.

We're on a roll

COMMUNITY RELATIONS

The orchestra always sounds better when the conductor understands the music and the musicians, and when it's right the audience feeds off of that. The results are a more precise, richer, more vibrant and wider range of sounds and qualities. The percussion section is sometimes responsible for producing orchestral special effects, which may mean playing the wood blocks, rattle, sleigh bells, cowbells, car horn, slide whistle, wind machine, chains, anvil, or any number of other interesting devices. Having a wealth of knowledge like that is not unlike our familiarity with our community ... when everyone does their job well, the audience responds favorably.

Bravo! Encore!



2007 was an exciting performance, the result of a great piece of music played by excellent musicians. Like the performance of a great orchestra, the sweet sounds of success during 2007 at First National Community Bancorp Inc. were persuasive, balanced, interesting and most rewarding for the musicians, the board of directors and shareholders.

TO OUR SHAREHOLDERS

Like the finely tuned instruments detailed in the pages of this report, FNCB played its own type of beautiful music in 2007. We once again reported record earnings, extending this achievement to seventeen consecutive years. We expanded our presence in the Wayne and Monroe county markets with new community offices. We provided funding for both retail and commercial customers in their quest for the American dream, and we rewarded shareholders with a 25% stock dividend in addition to an 11% increase in their cash dividends per share. Customer relationships have been strengthened, while financial soundness standards have been maintained. We are pleased to present this sweet sound of success.

Asset growth exceeded $100 million for the third consecutive year, with a $111 million, or 9%, increase in 2007. Loans grew over $68 million during the year, including a $45 million increase in commercial loans and $10 million of growth in our indirect auto loan portfolio. Total deposits increased $25 million in 2007, but this growth was limited due to anticipated runoff in large commercial and municipal accounts. As a result, a significant portion of our growth was funded by short-term borrowings which bodes well for future success in 2008 due to the expected declining interest rate environment.

At year end, we had over $7 million in loans and $10 million of deposits housed in our new Stroudsburg office, providing optimism for additional growth potential in the Monroe County market.

Earnings momentum also continued in 2007, as net income improved 9% over last year's $13.5 million to $14.7 million. Growth in loans and deposits combined with effective asset/liability management strategies to produce an 11% increase in net interest income before providing for future credit losses. This $3.8 million improvement in earnings, along with a $1.5 million increase in other income, allowed us to provide over $2 million of profits to cover unexpected losses that may arise in our growing loan portfolio. In this manner, our prospects for future performance are enhanced. Operating expenses increased due to our continued growth, but our overhead ratio improved to 1.91% reflecting effective cost controls. Our Return on Assets was 1.18% in 2007 and our Return on Equity was 14.32%. Earnings per share improved 7% over last year and our risk-based capital ratio improved to 11.22%, allowing us to maintain our status in the regulatory "well capitalized" category. Our financial results resound with the sound of success.


espressivo
J. DAVID LOMBARDI
President
and CEO

As we open the curtain on 2008, we look forward to the challenges and opportunities that will come with change. Economic conditions in our country have been deteriorating and the negative impact of the sub-prime credit crisis has been damaging to our industry. While we have not participated in the exotic instruments that are pressuring profits at many large financial institutions, our stock price has suffered the fallout from this crisis nonetheless. We are eager for a resolution to the crisis, so that our shareholders are more favorably rewarded for our financial performance. The Federal Reserve has begun a series of interest rate reductions that will place a strain on corporate profits. We have been preparing for this next cycle of interest rates and feel confident that we will meet the challenge. We will be opening a new office on Keyser Avenue in Scranton to better serve the customers who have banked in our Fashion Mall facility, and we are in the process of building a new community office in Marshalls Creek, which will open during the second quarter of this year to serve new customers in the Monroe County market. We have plans to begin construction on offices in Mt. Pocono, Dunmore and Taylor later this year, which will expand our branch network to twenty-three facilities upon completion. We are very proud of our stature as the area's largest locally owned community bank, and we remain committed to the strategies that have been responsible for our success, such as providing big bank products with small bank service. You may now look forward to the encore performance.

Finally, we would like to take this opportunity to thank John R. Thomas for his forty years of service to this company. John was appointed to the Board of Directors in 1967 and since that time he witnessed the growth of the organization from one office in Dunmore with $11 million in total assets to a $1.3 billion company with nineteen offices covering four counties. John retired from the Board of Directors in February, and his contributions in the Board Room will be missed. The Board rewarded him for his service with the title Director Emeritus. Mr. Thomas' vacancy on the Board was filled by Dr. Louis A. DeNaples, Jr. Dr. DeNaples is the Medical Director of Community Medical Center's Emergency Department, NEPA's Regional Trauma Center, in Scranton. We look forward to working with Dr. Louis and welcome him to the FNCB family.

As always, we thank our shareholders, customers, directors and employees for their loyalty and dedication to FNCB. Together, we are making beautiful music.

SELECTED FINANCIAL DATA

(In thousands, except per share data)

	For the Years Ended December 31,				
	2007	2006	2005	2004	2003
Total assets	$ 1,296,203	$ 1,184,783	$ 1,008,089	$ 907,491	$ 816,303
Interest-bearing balances with financial institutions	0	0	2,178	1,980	2,673
Securities	306,530	270,433	238,223	231,831	211,353
Net loans	897,665	829,121	707,248	625,792	552,197
Total deposits	945,517	920,973	750,666	671,713	602,069
Stockholders' equity	107,142	96,862	84,419	75,723	68,738
Net interest income before provision for credit losses	39,314	35,482	30,950	25,269	23,295
Provision for credit losses	2,200	2,080	1,860	1,400	1,200
Other income	6,345	4,897	3,904	4,789	4,184
Other expenses	23,797	20,773	18,943	17,399	15,483
Income before income taxes	19,662	17,526	14,051	11,259	10,796
Provision for income taxes	4,966	4,017	2,826	1,996	2,159
Net income	14,696	13,509	11,225	9,263	8,637
Cash dividends paid	$ 6,614	$ 5,776	$ 4,513	$ 3,885	$ 3,267
Per share data:					
Net income - basic (1)	$ 0.94	$ 0.88	$ 0.74	$ 0.62	$ 0.60
Net income - diluted (1)	$ 0.92	$ 0.86	$ 0.72	$ 0.60	$ 0.57
Cash dividends (2)	$ 0.42	$ 0.38	$ 0.30	$ 0.26	$ 0.23
Book value (1)(3)	$ 6.87	$ 6.31	$ 5.58	$ 5.11	$ 4.75
Weighted average number of shares outstanding - basic (1)	15,601,377	15,352,406	15,125,382	14,823,060	14,477,345
Weighted average number of shares outstanding - diluted (1)	15,931,260	15,721,491	15,537,485	15,362,307	15,107,386

(1) Earnings per share and book value per share are calculated based on the weighted average number of shares outstanding during each year, after giving retroactive effect to the 25% stock dividend paid December 27, 2007, the 10% stock dividend paid March 31, 2006 and the 100% stock dividends paid September 30, 2004 and January 31, 2003.

(2) Cash dividends per share have been restated to reflect the retroactive effect of the 25% stock dividend paid December 27, 2007, the 10% stock dividend paid March 31, 2006 and the 100% stock dividends paid September 30, 2004 and January 31, 2003.

(3) Reflects the effect of SFAS No. 115 in the amount of $(2,190,000) in 2007, $(70,000) in 2006, $(524,000) in 2005, $1,030,000 in 2004 and $2,635,000 in 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following financial review of First National Community Bancorp, Inc. is presented on a consolidated basis and is intended to provide a comparison of the financial performance of the company, including its wholly-owned subsidiary, First National Community Bank for the years ended December 31, 2007, 2006 and 2005. The information presented below should be read in conjunction with the company's consolidated financial statements and accompanying notes appearing elsewhere in this report. All share and per share information reflects the retroactive effect of the 25% stock dividend paid December 27, 2007 and the 10% stock dividend paid March 31, 2006.

SUMMARY

Net Income totaled $14,696,000 in 2007 which was $1.2 million, or 9%, higher than the $13,509,000 earned last year. The 2006 earnings were $2.3 million, or 20%, higher than the $11,225,000 reported for 2005. Basic earnings per share increased 7% in 2007 from the $0.88 per share reported in 2006 to $.94. In 2006, basic earnings per share improved 19% from $0.74 in 2005 to $0.88. The weighted average number of shares outstanding used to calculate basic earnings per share was 15,601,377 in 2007, 15,352,406 in 2006 and 15,125,382 in 2005.

The earnings improvement recorded in 2007 included a $3.8 million, or 11%, increase in net interest income before providing for credit losses due to the growth of the balance sheet. Other income increased $1.5 million over 2006 which includes a $724,000 increase from service charges and fees and a $724,000 increase in net gains from the sale of assets. Operating expenses increased $3.0 million in comparison to 2006 which includes the expansion of the branch network by two offices and costs associated with additional growth. The annual provision for credit losses was $120,000 higher than in the prior period, and federal income taxes expense increased $949,000 due to the overall improvement in earnings.

Total interest income improved $15.3 million in 2006, while total interest expense increased $10.8 million, resulting in a $4.5 million increase in net interest income before the provision for credit losses. Balance sheet growth and the positive impact of repricing on interest-sensitive assets and liabilities contributed to the improvement over the prior year. Income generated from service charges on deposits and other sources of fee income increased $634,000 compared to the 2005 total, and gains from the sale of assets were $359,000 higher than the previous year, resulting in a $1.0 million increase in other income. Operating expenses increased $1.8 million, or 10%, in 2006 and the company increased the provision for credit losses by $220,000 to cover losses. Federal income tax expense increased $1.2 million due to the improvement in pre-tax income.

The company's return on assets for the years ended December 31, 2007, 2006 and 2005 was 1.18%, 1.26%, and 1.18%, respectively while the return on average equity was 14.32%, 15.30%, and 13.96%.

NET INTEREST INCOME

Net interest income, the difference between interest income and fees on earning assets and interest expense on deposits and borrowed funds, is the largest component of the company's operating income and as such is the primary determinant of profitability. Changes in net interest income occur due to fluctuations in the balances and/or mixes of interest-earning assets and interest-bearing liabilities, and changes in their corresponding interest yields and costs. Before providing for future credit losses, net interest income increased $3,832,000 in 2007 due to growth in loans and investment securities which were funded by deposits and other borrowed funds. Changes in non-performing assets, together with interest lost and recovered on those assets, also impact comparisons of net interest income. In the following schedules, net interest income is analyzed on a tax-equivalent basis, thereby increasing interest income on certain tax-exempt loans and investments by the amount of federal income tax savings realized. In this manner, the true economic impact on earnings from various assets and liabilities can be more accurately compared.

During 2007, tax-equivalent net interest income improved $4,172,000, or 11%, compared to the 2006 total. Significant loan growth once again had a major impact on the company's improved earnings. Higher yields earned on loans and securities also contributed to the increased income. Effective asset-liability management strategies allowed the company to avoid significant margin compression while positioning for the next cycle of interest rates. The net interest margin decreased fourteen basis points from the 3.73% reported in 2006 to 3.59% in 2007.

Average loans outstanding increased $119 million, or 15%, over the 2006 level and the average yield earned on total loans improved .17% in 2007, resulting in a $10.4 million increase in earnings from the portfolio. Commercial lending provided the majority of the growth, adding almost $82 million of balances on average and $7.4 million of the earnings improvement. Average consumer loans outstanding increased $37 million in 2007 primarily due to growth in indirect auto loans and home equity lending; while providing an additional $3.0 million improvement in earnings.

Average investment securities were $39 million higher than the prior year, and the higher yields recorded on new purchases contributed to a .39% increase in the average yield earned, resulting in $3.3 million of additional interest income. Money market balances decreased $2.1 million on average, resulting in a $100,000 reduction in earnings from these low yielding assets.


8.637
9.263
11.225
13.509
14.696
03
04
05
06
07
NET INCOME $ IN MILLIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued

Average deposit growth was also significant in 2007, due primarily to increased municipal relationships and the full year's impact from the deposits acquired in 2006. Average interest-bearing deposit balances grew $135 million in 2007. Municipal growth contributed to a $38 million increase in interest-bearing demand balances and also factored into the .22% increase in the cost of these funds. Time deposits greater than $100,000 increased $31 million on average as commercial customers took advantage of rising interest rates and moved monies into these higher earning deposits. Overall, the company's cost of deposits increased .40% in 2007. Borrowed funds and other interest-bearing liabilities increased $18 million on average, and this growth combined with a .24% increase in the cost of these borrowings added $1.3 million of interest expense in 2007.

As a result, the positive growth of the balance sheet offset the impact of rising liability costs; while the net interest margin decreased from the 3.73% reported in 2006 to 3.59% in 2007. Another factor affecting the company's net interest margin was investment leveraging transactions which match assets with liabilities at various points in the interest rate cycles. These transactions provided over $800,000 of net interest income in 2007, but the interest spread of 1.24% had a negative impact on the company's overall net interest margin. Exclusive of these transactions, the 2007 margin would have been 3.73% which is .15% lower than the comparable 3.88% recorded in 2006.

In 2006, tax-equivalent net interest income improved $4.8 million, or 15%, when compared to the prior year. Growth of the balance sheet, effective asset-liability management strategies and the positive impact due to repricing all contributed to earnings improvement.

Average loans outstanding increased $101 million, or 15%, in 2006. The average yield earned on the loan portfolio improved ninety-eight basis points, resulting in a $14.2 million increase in income earned on total loans. Commercial loans provided the majority of the increase as balances grew $79 million, or 15%, and earnings improved $12.3 million, or 34%. The significant growth in earnings can be attributed to the volume of variable rate loans in the portfolio which benefited from rising interest rates in 2006. Retail loans outstanding increased $22 million in 2006, which represents a 16% increase. Earnings on retail loans improved $1.9 million, or 24%. The majority of the increase was generated from installment loans, including indirect auto loans, while income from residential mortgage loans and home equity lending also improved.

Average securities increased $15 million in 2006 as excess funds generated from the acquisition of a community office were utilized in the investment portfolio. The increased balances combined with a thirty-nine basis point improvement in the yield earned provided an additional $1.7 million of interest income over the prior year. Money market balances decreased $7.6 million on average as funds were utilized in higher earning assets. Earnings on this category of assets decreased $233,000 in 2006 due to the reduced balances.

Average interest-bearing deposit balances increased $92 million, or 14%, in 2006. Interest-bearing demand deposits grew $34 million during the year due to activity in large commercial accounts and municipal relationships as well as deposits purchased while average savings deposits decreased $9 million. Average time deposits increased $67 million, or 20%, as many customers invested funds as interest rates paid on certificates of deposit increased. The average cost of interest-bearing deposits increased 1.07% over the 2005 rate. Average borrowed funds outstanding increased $7 million in 2006, and the average rate paid on these borrowings was twenty-five basis points higher than the rate paid in 2005.

Overall, growth of the balance sheet offset a one basis point decrease in the spread earned, resulting in the $4.8 million increase in tax-equivalent net interest income. The net interest margin improved nine basis points to 3.73% during the year due to the changing mix of the balance sheet and the positive impact of repricing. Investment leveraging transactions continued to add to the predictability of the company in 2006, contributing almost $700,000 to pre-tax earnings, but the average spread earned on the transactions was 1.15% which negatively impacted the net interest margin. Exclusive of these transactions, the company's 2006 net interest margin would have been 3.88% which was six basis points higher than the 3.82% recorded in the previous year.



23.295
25.269
30.950
35.482
39.314
03
04
05
06
07

NET INTEREST INCOME BEFORE PROVISION
$ IN MILLIONS

YIELD ANALYSIS

(in thousands-taxable equivalent basis)(1)

	2007			2006			2005		
	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate
ASSETS:									
Earning Assets:(2)									
Commercial loans-taxable	$ 650,679	$ 52,276	8.03%	$ 576,002	$ 45,461	7.89%	$ 498,014	$ 33,343	6.70%
Commercial loans-tax free	38,229	2,874	7.52	31,085	2,256	7.26	30,208	2,141	7.09
Mortgage loans	34,695	2,352	6.78	29,642	1,961	6.62	22,576	1,483	6.57
Installment loans	163,729	10,574	6.46	131,767	7,994	6.07	116,767	6,538	5.60
Total Loans	887,332	68,076	7.67	768,496	57,672	7.50	667,565	43,505	6.52
Securities-taxable	211,139	11,446	5.42	177,315	8,338	4.70	173,529	7,330	4.22
Securities-tax free	74,817	5,142	6.87	69,313	4,996	7.21	58,119	4,302	7.40
Total Securities	285,956	16,588	5.80	246,628	13,334	5.41	231,648	11,632	5.02
Interest-bearing deposits with banks	0	0	0.00	1,279	55	4.30	2,059	70	3.40
Federal funds sold	544	28	5.15	1,406	73	5.19	8,246	291	3.53
Total Money Market Assets	544	28	5.15	2,685	128	4.77	10,305	361	3.50
Total Earning Assets	1,173,832	84,692	7.22	1,017,809	71,134	6.99	909,518	55,498	6.10
Non-earning assets	81,529			59,947			52,003		
Allowance for credit losses	(8,357)			(7,873)			(7,748)		
Total Assets	$ 1,247,004			$ 1,069,883			$ 953,773		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Interest-Bearing Liabilities:									
Interest-bearing demand deposits	$ 292,134	$ 8,064	2.76%	$ 254,065	$ 6,453	2.54%	$ 220,373	$ 3,499	1.59%
Savings deposits	71,444	868	1.21	72,889	960	1.32	81,899	868	1.06
Time deposits over $100,000	193,834	9,271	4.78	162,559	7,143	4.39	126,855	3,863	3.05
Other time deposits	314,469	15,413	4.90	246,993	10,959	4.44	215,338	7,176	3.33
Total Interest-Bearing Deposits	871,881	33,616	3.86	736,506	25,515	3.46	644,465	15,406	2.39
Borrowed funds and other interest-bearing liabilities	177,537	8,956	5.04	159,714	7,671	4.80	152,748	6,951	4.55
Total Interest-Bearing Liabilities	1,049,418	42,572	4.06	896,220	33,186	3.70	797,213	22,357	2.80
Demand deposits	80,515			73,637			68,572		
Other liabilities	14,429			11,746			7,574		
Stockholders' equity	102,642			88,280			80,414		
Total Liabilities and Stockholders' Equity	$ 1,247,004			$ 1,069,883			$ 953,773		
Net Interest Income Spread		$ 42,120	3.16%		$ 37,948	3.29%		$ 33,141	3.30%
Net Interest Margin			3.59%			3.73%			3.64%

(1) In this schedule and other schedules presented on a tax-equivalent basis, income that is exempt from federal income taxes, i.e. interest on state and municipal securities, has been adjusted to a taxable equivalent basis using a 35% federal income tax rate.

(2) Excludes non-performing loans.

RATE VOLUME ANALYSIS

The most significant impact on net income between periods is derived from the interaction of changes in the volume and rates earned or paid on interest-earning assets and interest-bearing liabilities. The volume of earning dollars in loans and investments, compared to the volume of interest-bearing liabilities represented by deposits and borrowings, combined with the spread, produces the changes in net interest income between periods. Components of interest income and interest expense are presented on a tax-equivalent basis using the statutory federal income tax rate of 35%.

The following table shows the effect of changes in volume and interest rates on net interest income. The variance in interest income or expense due to the combination of rate and volume has been allocated proportionately.

RATE/VOLUME VARIANCE REPORT[1]
(in thousands-taxable equivalent basis)

	2007 vs 2006			2006 vs 2005		
		Increase(Decrease)			Increase(Decrease)	
	Total Change	Due to Volume	Due to Rate	Total Change	Due to Volume	Due to Rate
Interest Income:						
Commercial loans-taxable	$ 6,815	$ 6,032	$ 783	$ 12,118	$ 5,252	$ 6,866
Commercial loans-tax free	618	518	100	115	63	52
Mortgage loans	391	334	57	478	464	14
Installment loans	2,580	1,939	641	1,456	889	567
Total Loans	10,404	8,823	1,581	14,167	6,668	7,499
Securities-taxable	3,108	1,591	1,517	1,008	176	832
Securities-tax free	146	396	(250)	694	829	(135)
Total Securities	3,254	1,987	1,267	1,702	1,005	697
Interest-bearing deposits with banks	(55)	(55)	0	(15)	(27)	12
Federal funds sold	(45)	(45)	0	(218)	(241)	23
Total Money Market Assets	(100)	(100)	0	(233)	(268)	35
Total Interest Income	13,558	10,710	2,848	15,636	7,405	8,231
Interest Expense:						
Interest-bearing demand deposits	1,611	967	644	2,954	459	2,495
Savings deposits	(92)	(19)	(73)	92	(96)	188
Time deposits over $100,000	2,128	1,374	754	3,280	1,087	2,193
Other time deposits	4,454	2,995	1,459	3,783	1,256	2,527
Total Interest-Bearing Deposits	8,101	5,317	2,784	10,109	2,706	7,403
Borrowed funds and other interest-bearing liabilities	1,285	437	848	720	223	497
Total Interest Expense	9,386	5,754	3,632	10,829	2,929	7,900
Net Interest Income	$ 4,172	$ 4,956	$ (784)	$ 4,807	$ 4,476	$ 331

(1) Changes in interest income and interest expense attributable to changes in both volume and rate have been allocated proportionately to changes due to volume and changes due to rate.

CURRENT YEAR

In 2007, tax-equivalent net interest income was $4.2 million higher than the 2006 total. Growth of the balance sheet added $5.0 million to earnings in 2007 as the $10.7 million of interest income earned on new loans and securities exceeded the $5.8 million of additional cost from growth in deposits and borrowed funds. Loan growth added $8.8 million of income while new security purchases provided an increase of $2.0 million. A decrease in the average balances of money market assets resulted in a $100,000 reduction in earnings in this category. Total interest expense increased $5.8 million due to volume primarily from growth in interest-bearing deposits, but also due to higher levels of borrowed funds to meet liquidity needs. Interest rate targets set by the Federal Reserve remained stable throughout much of 2007, but a 100% reduction in key rates during the last four months of the year and growth in higher costing funding sources led to a negative variance due to rates. Higher yields on loans provided a $1.6 million increase in earnings, while new security purchases at the top of the interest rate cycle contributed to the $1.3 million of additional income. Interest expense was impacted by the type of growth recorded in 2007, as 84% of the increased cost was generated in higher costing certificates of deposit and borrowed funds. The $3.6 million increase in the cost of liabilities due to pricing led to a $784,000 reduction in net interest income due to rates.

PRIOR YEAR

During 2006, tax-equivalent net interest income increased $4.8 million over the prior year total. Balance sheet growth was profitable as evidenced by the $4.5 million of improvement related to volume. The repricing of interest sensitive assets and liabilities combined with growth at current market levels contributed to a positive variance due to rate for a second consecutive year.

Interest income recognized on loans increased $14.2 million in 2006. The $101 million increase in average loans outstanding led to a $6.7 million increase in interest income, while repricing resulting from Federal Reserve interest rate increases combined with growth at higher rates contributed to the $7.5 million improvement due to rate. Investment securities added $1.7 million more interest income in 2006 due to the $15.0 million increase in average balances and the repositioning of the taxable securities portfolio into higher earning assets. Earnings from money market assets were $233,000 less than the prior year as funds were utilized in higher earning asset categories.

New deposits added $2.7 million of interest expense in 2006, but rising interest rates led to an additional $7.4 million of interest expense. The $10.1 million of additional cost on deposits combined with a $700,000 increase in the cost of borrowings resulted in a $10.8 million rise in interest expense.

PROVISION FOR CREDIT LOSSES

The provision for credit losses varies from year to year based on management's evaluation of the adequacy of the allowance for credit losses in relation to the risks inherent in the loan portfolio. In its evaluation, management considers credit quality, changes in loan volume, composition of the loan portfolio, past experience, delinquency trends, and the economic conditions. Consideration is also given to examinations performed by regulatory authorities and the company's independent auditors. The provision for credit losses was $2,200,000 in 2007, $2,080,000 in 2006, and $1,860,000 in 2005. The ratio of the loan loss reserve to total loans was .84% at December 31, 2007 and .90% at December 31, 2006.

OTHER INCOME

Other Income	2007	2006	2005
		(in thousands)	
Service charges	$ 2,840	$ 2,645	$ 2,240
Net gain/(loss) on the sale of securities	721	(201)	(250)
Net gain on the sale of loans	310	240	210
Net gain on the sale of other real estate	0	297	14
Net gain/(loss) on the sale of other assets	26	(3)	0
Other	2,448	1,919	1,690
Total Other Income	$ 6,345	$ 4,897	$ 3,904

The company's other income category can be separated into three distinct sub-categories; service charges make up the core component of this area of earnings while net gains (losses) from the sale of assets and other fee income comprise the balance.

In 2007, other income increased $1,448,000 compared to the prior year due to improvement in each category. Service charges improved $195,000, or 7%, due primarily to fees generated on accounts acquired with a branch office in November, 2006. Gains from the sale of assets increased $724,000 over 2006 as securities were sold during the year to reposition the portfolio for improved performance in future periods and residential mortgages were sold to reduce the company's exposure to interest rate risk. Other income increased $529,000 over last year due to a significant increase in letter of credit fees.

During 2006, total other income increased $1.0 million, or 25%, over the 2005 total due to improvement in all three components. Service charges improved $405,000, or 18%, due primarily to a $364,000 increase in overdraft privilege fees. Income generated from the sale of assets increased $359,000 compared to 2005. Securities were sold to reposition the portfolio for future benefits and residential mortgages were sold to reduce the company's exposure to interest rate risk. Additionally, a $297,000 gain was recognized from the sale of several properties which were previously classified as Other Real Estate Owned. Other fee income also increased $229,000, or 13%, due to a $229,000 increase in fees recognized on outstanding letters of credit.

OTHER EXPENSES

Other Expenses	2007	2006	2005
		(in thousands)	
Salary expense	$ 9,628	$ 8,494	$ 7,775
Employee benefit expense	2,289	2,090	1,877
Occupancy expense	2,116	1,626	1,676
Equipment expense	1,577	1,388	1,293
Advertising expense	890	705	706
Data processing expense	1,682	1,560	1,435
Other operating expenses	5,615	4,910	4,181
Total Other Expenses	$ 23,797	$ 20,773	$ 18,943

In 2007, total other expenses increased $3.0 million, or 15%, from the 2006 level. Employee costs increased $1.3 million, or 43% of the total while occupancy and equipment costs rose $679,000. All other expenses increased $1.0 million, or 33% of the total increase. The company's overhead ratio, which measures non-interest expense as a percentage of average assets, was 1.91% in 2007 compared to 1.94% in 2006, reflecting the stringent controls over expenses in spite of the significant growth recorded during the year.

Salaries increased $1,134,000 in 2007, which includes $364,000 from new offices that opened during 2006 and 2007. The balance of the increase, $770,000 or 9% was due to merit increases and staff additions necessitated by the growth of the company. Employee benefit costs increased $199,000 over the 2006 level and includes a $68,000 increase in health benefits, a $70,000 increase in the company's contribution to the Employees' Profit Sharing Plan, and a $61,000 increase in other payroll related benefits. At December 31, 2007, the company had 276 full-time equivalent employees on staff compared to the 257 reported on December 31, 2006.

Occupancy costs increased $490,000, or 30%, in 2007 due to the new offices opened during the past two years in addition to general maintenance.

Equipment costs increased $189,000, or 14%, due to growth and increased maintenance expenses. All other operating expenses increased $1,012,000, or 14%, including a 26% increase in advertising costs, rising data processing costs and the increased cost of goods and services.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS continued

In 2006, total other expenses increased $1.8 million, or 10%, from the prior year total. Employee costs rose $932,000, which accounted for 50% of the increase, while data processing and shares tax expense increased approximately $100,000 each. All other expenses increased $683,000, or 9%. The company's overhead ratio was 1.94% in 2006 compared to 1.99% in 2005.

Salary and benefit costs accounted for 51% of total operating expenses in 2006. The $932,000 increase in employee costs includes a $719,000 increase in salaries and a $213,000 increase in employee benefits as new employees were added to support growth. The addition of the new community office in Honesdale and higher contributions to the Employee's Profit Sharing Plan and deferred compensation plans also contributed to the increase. As of December 31, 2006, the company had 257 full-time equivalent employees on staff, an 8% increase over the 238 reported on December 31, 2005.

Occupancy and equipment costs rose a mere $45,000 in 2006. The increase in all other operating expenses includes a $135,000 increase in legal fees related to loan work-outs and branch expansion.

PROVISION FOR INCOME TAXES

In 2007, federal income tax expense increased $949,000 compared to 2006. The $2.1 million increase in income before taxes added $904,000 to the book provision while benefits received from tax-exempt income and other differences were $45,000 less than 2006. The company's effective tax rate was 25.3% in 2007 and 22.9% in 2006.

Federal income tax expense increased $1.2 million in 2006 due primarily to the $3.5 million improvement in income before taxes. Benefits derived from tax-exempt income and other permanent differences had a positive impact in 2006. The company's effective tax rate was 22.9% in 2006 and 20.1% in 2005.

FINANCIAL CONDITION

Total assets increased $111 million, or 9%, during 2007 due to continued growth in loans and securities. Loan growth of $69 million and a $36 million increase in securities was funded by a $25 million increase in total deposits and a $75 million increase in borrowed funds.


816
907
1,008
1,185
1,296
03
04
05
06
07

TOTAL ASSETS $ IN MILLIONS

SECURITIES

The primary objectives in managing the company's securities portfolio are to maintain the necessary flexibility to meet liquidity and asset and liability management needs and to provide a stable source of interest income.

Total securities increased $36 million in 2007 as the company purchased securities which are expected to provide protection during a declining interest rate environment. A large portion of the securities purchased were funded with the sale of the other bonds to help improve future performance, while other purchases were funded with borrowed funds in anticipation of excess liquidity from loan payoffs.

During 2007, the company added $20 million of investment leveraging transactions which are projected to add over $200,000 of net income annually, but will negatively impact the company's net interest margin due to the spreads earned. As of December 31, 2007, the company had $82 million of these leveraged transactions outstanding. Management remains committed to strategies which limit purchases to those that are virtually free of credit risk and will help to meet the objectives of the company's investment and asset/liability management policies. Investment sales were executed to shed the portfolio of low earning bonds, bonds which were projected to be called prior to maturity in the near future, and bonds which had been reduced in size by principal prepayments to below portfolio parameters.

The following table sets forth the carrying value of securities at the dates indicated:

	December 31, 2007	2006	2005
	(in thousands)		
U.S. Treasury securities and obligations of U.S. government agencies	$ 52,504	$ 59,347	$ 48,175
Obligations of state and political subdivisions	74,627	77,128	65,226
Collateralized mortgage obligations	78,871	63,288	47,368
Mortgage-backed securities	62,143	42,501	48,682
Corporate debt securities	28,308	20,006	20,008
Equity securities	10,077	8,163	8,764
Total	$ 306,530	$ 270,433	$ 238,223


552
626
707
829
898
03
04
05
06
07

NET LOANS $ IN MILLIONS

The following table sets forth the maturities of securities at December 31, 2007 (in thousands) and the weighted average yields of such securities calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security. Tax-equivalent adjustments, using a 35% rate, have been made in calculating yields on obligations of state and political subdivisions.

	Within One Year	2 - 5 Years	6 - 10 Years	Over 10 Years	Mortgage-Backed Securities	No Fixed Maturity	Total
U.S. Treasury securities	$ 502	$ 503	$ 0	$ 0	$ 0	$ 0	$ 1,005
Yield	4.39%	4.48%					4.44%
Obligations of U.S. government agencies		997	11,708	38,670			51,375
Yield		5.48%	5.40%	6.27%			6.06%
Obligations of state and political subdivisions (1)		1,327	5,262	69,649			76,238
Yield		5.18%	6.04%	6.32%			6.28%
Corporate debt securities		986	1,577	26,994			29,557
Yield		4.99%	4.84%	6.20%			6.09%
Collateralized mortgage obligations					79,186		79,186
Yield					5.53%		5.53%
Mortgage-backed securities					62,447		62,447
Yield					5.28%		5.28%
Equity securities (2)						10,091	10,091
Yield						5.62%	5.62%
Total maturities	$ 502	$ 3,813	$ 18,547	$ 135,313	$ 141,633	$ 10,091	$ 309,899
Weighted yield	4.39%	5.12%	5.53%	6.28%	5.42%	5.62%	5.80%

(1) Yields on state and municipal securities have been adjusted to a tax-equivalent basis using a 35% federal income tax rate.
(2) Yield presented represents 2007 actual return.

LOANS
Net loans increased $69 million, or 8%, in 2007. The majority of the growth was concentrated in commercial lending, as growth in real estate loans was limited due to a significant level of payoffs received during the year. The $10 million of growth recorded in installment loans can be attributed to activity in the company's indirect auto lending portfolio.

Details regarding the loan portfolio for each of the last five years ending December 31 are as follows:

Loans Outstanding (in thousands)

	2007	2006	2005	2004	2003
Commercial and Financial	$ 202,665	$ 157,837	$ 132,838	$ 130,937	$ 132,319
Real Estate	579,851	567,030	478,582	402,792	337,423
Installment	91,052	80,770	73,217	69,027	66,981
Other	32,136	31,591	30,139	30,136	22,052
Total Loans Gross	905,704	837,228	714,776	632,892	558,775
Unearned Discount	(470)	(569)	0	0	0
Allowance for Credit Losses	(7,569)	(7,538)	(7,528)	(7,100)	(6,578)
Net Loans	$ 897,665	$ 829,121	$ 707,248	$ 625,792	$ 552,197

The following schedule shows the repricing distribution of loans outstanding as of December 31, 2007. Also provided are these amounts classified according to sensitivity to changes in interest rates.

Loans Outstanding - Repricing Distribution (in thousands)

	Within One Year	One to Five Years	Over Five Years	Total
Commercial and Financial	$ 142,678	$ 53,638	$ 6,349	$ 202,665
Real Estate	320,036	178,982	80,833	579,851
Installment	3,371	79,237	8,444	91,052
Other	4,945	3,816	23,375	32,136
Total	$ 471,030	$ 315,673	$ 119,001	$ 905,704
Loans with predetermined interest rates	$ 29,836	$ 143,834	$ 104,276	$ 277,946
Loans with floating rates	441,194	171,839	14,725	627,758
Total	$ 471,030	$ 315,673	$ 119,001	$ 905,704

ASSET QUALITY
The company manages credit risk through the application of policies and procedures designed to foster sound underwriting and credit monitoring practices, although, as is the case with any financial institution, a certain degree of credit risk is dependent in part on local and general economic conditions that are beyond the company's control.

The company's risk management committee meets quarterly or more often as required and makes recommendations to the board of directors regarding provisions for credit losses. The committee reviews individual problem credits and ensures that ample reserves are established considering both general allowances and specific allocations.

The following schedule reflects various non-performing categories as of December 31 for each of the last five years:

	2007	2006	2005	2004	2003
	(in thousands)				
Nonaccrual:					
Impaired	$ 0	$ 0	$ 0	$ 0	$ 0
Other	3,106	2,299	70	303	844
Loans past due 90 days or more and still accruing	904	412	721	539	622
Other Real Estate Owned	2,588	2,188	0	0	0
Total Non-Performing Assets	$ 6,598	$ 4,899	$ 791	$ 842	$ 1,466

During 2007, total non-performing assets increased $1.7 million including an $807,000 increase in nonaccrual loans, a $492,000 increase in loans past due ninety days or more, and a $400,000 increase in other real estate owned. The increase in nonaccrual loans is due primarily to the addition of one large credit caused by the borrowers' inability to make scheduled payments. The company has not experienced any loss on this credit and based on the collateral valuation, no future loss is expected. During 2007, losses totaling $387,000 were recognized on loans carried as nonaccrual on December 31, 2006, although the majority of the loss is projected to be recovered through the sale of property. Any future losses from other loans carried in nonaccrual status at December 31, 2007 is expected to be minimal after accounting for the sale of collateral.

Other Real Estate Owned increased $400,000 in 2007 due to the addition of one property. The company expects to recover the entire balance during 2008 from the sale of the property. The remaining $2.1 million outstanding balance carried in Other Real Estate Owned consists of one property which was transferred in 2006 in lieu of foreclosure. Title to this property is subject to a future lease option payment payable in 2008.

In 2006, total non-performing assets increased $4.1 million. Nonaccrual loans increased $2.2 million due to the addition of three credits caused by the borrowers' inability to make scheduled payments. As of December 31, 2006, the company has recognized a loss of $902,000 on these credits. Any future losses from loans carried as nonaccrual is expected to be minimal after accounting for the sale of the collateral. Other Real Estate Owned increased $2.1 million in 2006 due to the addition of one property obtained in lieu of foreclosure. Title to this property is subject to a future lease option payment payable in 2008. As of December 31, 2006, the company has recognized a loss of $953,000 on this credit. Any future loss is expected to be minimal based on the market value of the property and the carrying value of the asset. No losses were recognized in 2006 on loans carried as nonaccrual on December 31, 2005.

On December 31, 2007, the company's ratio of nonaccrual loans to total loans was .34% compared to the .27% reported in 2006. We continue to rank well ahead of peer banks in measurements of delinquency. The company continues to acknowledge the weakness in local real estate markets, emphasizing strict underwriting standards to minimize the negative impact of the current environment.


1.18
1.12
1.05
0.90
0.84
03
04
05
06
07

RESERVE TO TOTAL LOANS %

ALLOWANCE FOR CREDIT LOSSES

The following table presents an allocation of the allowance for credit losses as of the end of each of the last five years (in thousands):

Loan Loss Reserve Allocation

	December 31, 2007		December 31, 2006		December 31, 2005		December 31, 2004		December 31, 2003	
	Amount	Percentage of Loans in Each Category to Total Loans	Amount	Percentage of Loans in Each Category to Total Loans	Amount	Percentage of Loans in Each Category to Total Loans	Amount	Percentage of Loans in Each Category to Total Loans	Amount	Percentage of Loans in Each Category to Total Loans
Commercial and Financial	$ 7,019	77%	$ 6,995	77%	$ 6,933	79%	$ 4,028	79%	$ 5,303	76%
Real Estate	91	4%	114	4%	55	4%	44	3%	53	4%
Installment	405	19%	377	19%	427	17%	292	18%	276	20%
Unallocated	54	-	52	-	113	-	2,736	-	946	-
	$ 7,569	100%	$ 7,538	100%	$ 7,528	100%	$ 7,100	100%	$ 6,578	100%

The following schedule presents an analysis of the allowance for credit losses for each of the last five years (in thousands):

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Balance, January 1	$ 7,538	$ 7,528	$ 7,100	$ 6,578	$ 6,140
Charge-Offs:					
Commercial and Financial	329	83	64	293	314
Real Estate	2,615	1,802	1,523	412	109
Installment	452	535	435	423	579
Total Charge-Offs	3,396	2,420	2,022	1,128	1,002
Recoveries on Charged-Off Loans:					
Commercial and Financial	6	8	257	51	13
Real Estate	1,023	110	108	66	7
Installment	198	232	225	133	220
Total Recoveries	1,227	350	590	250	240
Net Charge-Offs	2,169	2,070	1,432	878	762
Provision for Credit Losses	2,200	2,080	1,860	1,400	1,200
Balance, December 31	$ 7,569	$ 7,538	$ 7,528	$ 7,100	$ 6,578
Net Charge-Offs during the period as a percentage of average loans outstanding during the period	.24%	.27%	.21%	.15%	.15%
Allowance for credit losses as a percentage of loans outstanding at end of period	.84%	.90%	1.05%	1.12%	1.18%

Net charge-offs total $2.2 million in 2007 due primarily to deterioration in four relationships. Based on management's evaluation of the borrowers' ability to make future payments and the value of the underlying collateral, charge-offs totaling $3.0 million were recommended and processed in the fourth quarter. As a result of these charge-offs, the company determined that additional provisions were necessary to maintain the strength of the reserve and provided an additional $1,000,000 in December. Other activity is consistent with prior periods and includes writedowns on credits incurred in the normal course of business. The installment loan charge-offs include $301,000 of indirect auto loans, of which $179,000 was recovered in 2007 through sales of the vehicles. During 2007, losses totaling $387,000 were recognized on loans carried as non accrual on December 31, 2006, although the majority of this loss is expected to be recovered through the sale of the property in 2008. The company's ratio of net charge-offs to average loans is comparable to its national peer groups while the ratio of the allowance for credit losses to total loans is adequate considering current delinquency levels.


602
672
751
921
946
03
04
05
06
07
TOTAL DEPOSITS $ IN MILLIONS

DEPOSITS

The primary source of funds to support the company's growth is its deposit base, and emphasis has been placed on accumulating new deposits while making every effort to retain current relationships. Competition from other banks and non-bank institutions has made deposit growth extremely challenging. Total deposits increased $25 million in 2007 comprised of a $37 million increase in time deposit balances and a $12 million decrease in lower costing savings and demand accounts.

The average daily amount of deposits and rates paid on such deposits is summarized for the periods indicated in the following table (in thousands):

	Year Ended December 31,					
	2007		2006		2005	
	Amount	Rate	Amount	Rate	Amount	Rate
Non-interest bearing demand deposits	$ 80,515		$ 73,637		$ 68,572	
Interest-bearing demand deposits	292,134	2.76%	254,065	2.54%	220,373	1.59%
Savings deposits	71,444	1.21%	72,889	1.32%	81,899	1.06%
Time deposits	508,303	4.86%	409,552	4.42%	342,193	3.23%
Total	$ 952,396		$ 810,143		$ 713,037	

Maturities of time deposits of $100,000 or more outstanding at December 31, 2007, are summarized as follows (in thousands):

3 months or less	$ 84,029
Over 3 through 6 months	26,408
Over 6 through 12 months	39,147
Over 12 months	26,665
Total	$ 176,249

ASSET AND LIABILITY MANAGEMENT

The major objectives of the company's asset and liability management are to (1) manage exposure to changes in the interest rate environment to achieve a neutral interest sensitivity position within reasonable ranges, (2) ensure adequate liquidity and funding, (3) maintain a strong capital base, and (4) maximize net interest income opportunities. The company manages these objectives through its Senior Management and Asset and Liability Management Committees (ALCO). Members of the committees meet regularly to develop balance sheet strategies affecting the future level of net interest income, liquidity and capital. Items that are considered in asset and liability management include balance sheet forecasts, the economic environment, the anticipated direction of interest rates and the company's earnings sensitivity to changes in these rates.

INTEREST RATE SENSITIVITY

The company analyzes its interest sensitivity position to manage the risk associated with interest rate movements through the use of gap analysis and simulation modeling. Interest rate risk arises from mismatches in the repricing of assets and liabilities within a given time period. Gap analysis is an approach used to quantify these differences. A positive gap results when the amount of interest-sensitive assets exceeds that of interest-sensitive liabilities within a given time period. A negative gap results when the amount of interest-sensitive liabilities exceeds that of interest-sensitive assets.

While gap analysis is a general indicator of the potential effect that changing interest rates may have on net interest income, the gap report has some limitations and does not present a complete picture of interest rate sensitivity. First, changes in the general level of interest rates do not affect all categories of assets and liabilities equally or simultaneously. Second, assumptions must be made to construct a gap table. For example, non-maturity deposits are assigned a repricing interval based on internal assumptions. Management can influence the actual repricing of these deposits independent of the gap assumption. Third, the gap table represents a one-day position and cannot incorporate a changing mix of assets and liabilities over time as interest rates change.

Because of the limitations of the gap reports, the company uses simulation modeling to project future net interest income streams incorporating the current gap position, the forecasted balance sheet mix, and the anticipated spread relationships between market rates and bank products under a variety of interest rate scenarios.

INTEREST RATE GAP

The following schedule illustrates the company's interest rate gap position as of December 31, 2007 which measures sensitivity to interest rate fluctuations for certain interest sensitivity periods.

INTEREST RATE SENSITIVITY ANALYSIS

as of December 31, 2007
(in thousands)

	Rate Sensitive						
	1 to 90 Days	91 to 180 Days	181 to 365 Days	1 to 5 Years	Beyond 5 Years	Not Rate Sensitive	Total
Commercial loans	$ 390,947	$ 32,500	$ 22,811	$ 210,376	$ 40,874	$ 0	$ 697,508
Mortgage loans	2,220	2,382	4,482	21,710	6,770	0	37,564
Installment loans	14,424	9,770	29,540	94,289	22,139	0	170,162
Total Loans	407,591	44,652	56,833	326,375	69,783	0	905,234
Securities-taxable	37,143	17,433	22,910	102,511	41,531	10,091	231,619
Securities-tax free	715	2,020	500	10,655	61,021	0	74,911
Total Securities	37,858	19,453	23,410	113,166	102,552	10,091	306,530
Interest-bearing deposits with banks	0	0	0	0	0	0	0
Federal funds sold	0	0	0	0	0	0	0
Total Money Market Assets	0	0	0	0	0	0	0
Total Earning Assets	445,449	64,105	80,243	439,541	172,335	10,091	1,211,764
Non-earning assets	0	0	0	0	0	92,008	92,008
Allowance for credit losses	0	0	0	0	0	(7,569)	(7,569)
Total Assets	$ 445,449	$ 64,105	$ 80,243	$ 439,541	$ 172,335	$ 94,530	$ 1,296,203
Interest-bearing demand deposits	$ 288,879	$ 0	$ 0	$ 0	$ 0	$ 0	$ 288,879
Savings deposits	69,555	0	824	0	0	0	70,379
Time deposits $100,000 and over	106,077	20,414	31,396	18,100	262	0	176,249
Other time deposits	124,032	62,133	61,742	80,068	2,201	0	330,176
Total Interest-Bearing Deposits	588,543	82,547	93,962	98,168	2,463	0	865,683
Borrowed funds and other interest-bearing liabilities	83,154	843	11,639	103,614	28,582	0	227,832
Total Interest-Bearing Liabilities	671,697	83,390	105,601	201,782	31,045	0	1,093,515
Demand deposits	0	0	0	0	0	79,834	79,834
Other liabilities	0	0	0	0	0	15,712	15,712
Stockholders' equity	0	0	0	0	0	107,142	107,142
Total Liabilities and Stockholders' Equity	$ 671,697	$ 83,390	$ 105,601	$ 201,782	$ 31,045	$ 202,688	$ 1,296,203
Interest Rate Sensitivity Gap	$ (226,248)	$ (19,285)	$ (25,358)	$ 237,759	$ 141,290	$ (108,158)	
Cumulative Gap	$ (226,248)	$ (245,533)	$ (270,891)	$ (33,132)	$ 108,158		

The company's interest sensitivity at December 31, 2007 was essentially neutral within reasonable ranges and an interest rate fluctuation of up or down 200 basis points would not be expected to have a significant impact on net interest income. The negative cumulative gap through one year would seem to indicate that the company would benefit from a decrease in interest rates, but the timing and extent of such changes could provide results which are inconsistent with the gap statement.

EARNINGS AT RISK AND ECOMONIC VALUE AT RISK SIMULATIONS

The company recognizes that more sophisticated tools exist for measuring the interest rate risk in the balance sheet beyond static gap analysis. Although it will continue to measure its static gap position, the company utilizes additional modeling for identifying and measuring the interest rate risk in the overall balance sheet. The ALCO is responsible for focusing on "earnings at risk" and "economic value at risk", and how both relate to the risk-based capital position when analyzing the interest rate risk.

EARNINGS AT RISK

Earnings at risk simulation measures the change in net interest income and net income should interest rates rise and fall. The simulation recognizes that not all assets and liabilities reprice equally and simultaneously with market rates (i.e., savings rate). The ALCO looks at "earnings at risk" to determine income changes from a base case scenario under an increase and decrease of 200 basis points in the interest rate simulation model.

ECONOMIC VALUE AT RISK

Earnings at risk simulation measures the short-term risk in the balance sheet. Economic value (or portfolio equity) at risk measures the long-term risk by finding the net present value of the future cash flows from the company's existing assets and liabilities. The ALCO examines this ratio monthly utilizing a rate shock of ±200 basis points in the interest rate simulation model. The ALCO recognizes that, in some instances, this ratio may contradict the "earnings at risk" ratio.

The following table illustrates the simulated impact of a 200 basis point upward or downward movement in interest rates on net interest income, and the change in economic value. This analysis assumed that interest-earning asset and interest-bearing liability levels at December 31, 2007 remained constant. The impact of the rate movements were developed by simulating the effect of rates changing over a twelve-month period from the December 31, 2007 levels.

	RATES + 200	RATES - 200
Earnings at risk:		
Percent change in net interest income	(6.69)%	.10%
Economic value at risk:		
Percent change in economic value of equity	(31.41)%	34.33%

Economic value has the most meaning when viewed within the context of risk-based capital. Therefore, the economic value may change beyond the company's policy guideline for a short period of time as long as the risk-based capital ratio is greater than 10%.

LIQUIDITY

The term liquidity refers to the ability of the company to generate sufficient amounts of cash to meet its cash-flow needs. Liquidity is required to fulfill the borrowing needs of the company's credit customers and the withdrawal and maturity requirements of its deposit customers, as well as to meet other financial commitments. Cash and cash equivalents (cash and due from banks and federal funds sold) are the company's most liquid assets. At December 31, 2007 cash and cash equivalents totaled $24.7 million, compared to the December 31, 2006 level of $28.7 million. Financing activities provided $97.0 million and operating activities provided $16.1 million of cash and cash equivalents during the year while investing activities utilized $117.1 million. The cash flows provided by financing activities is due primarily to an increase in borrowed funds to meet short-term liquidity needs, while the funds provided by operating activities pertains to interest payments received on loans and investments. The cash used in investing activities consists of loan proceeds and security purchases.

Core deposits, which represent the company's primary source of liquidity, averaged $759 million in 2007, an increase of $111 million, or 17%, from the $648 million average in 2006. This increase in average core deposits includes the full year's effect of the $74 million acquired in 2006 with a branch purchase and was supplemented with a $31 million increase in average jumbo certificates and an $18 million increase in average borrowed funds and other interest-bearing liabilities.

The company has other potential sources of liquidity, including repurchase agreements. Additionally, the company can borrow on credit lines established at several correspondent banks, the Federal Home Loan Bank of Pittsburgh and the Federal Reserve Discount Window.

CAPITAL

A strong capital base is essential to the continued growth and profitability of the company and is therefore a management priority. The company's principal capital planning goals are to provide an adequate return to shareholders while retaining a sufficient base from which to provide for future growth, while at the same time complying with all regulatory standards. As more fully described in Note 15 to the financial statements, regulatory authorities have prescribed specified minimum capital ratios as guidelines for determining capital adequacy to help insure the safety and soundness of financial institutions.


68.7
75.7
84.4
96.9
107.1
03
04
05
06
07

STOCKHOLDERS' EQUITY $ IN MILLIONS

The following schedules present information regarding the company's risk-based capital at December 31, 2007, 2006 and 2005 and selected other capital ratios.

CAPITAL ANALYSIS
(in thousands)

	December 31		
	2007	2006	2005
Tier I Capital:			
Total Tier I Capital	$ 109,732	$ 97,048	$ 84,943
Tier II Capital:			
Allowable portion of allowance for credit losses	$ 7,569	$ 7,538	$ 7,528
Total Risk-Based Capital	$ 117,301	$ 104,586	$ 92,471
Total Risk-Weighted Assets	$ 1,045,008	$ 980,201	$ 819,339

CAPITAL RATIOS

		December 31		
	Regulatory Minimum	2007	2006	2005
Total Risk-Based Capital	8.00%	11.22%	10.67%	11.29%
Tier I Risk-Based Capital	4.00%	10.50%	9.90%	10.37%
Tier I Leverage Ratio	4.00%	8.87%	9.16%	8.91%
Return on Assets	N/A	1.18%	1.26%	1.18%
Return on Equity*	N/A	14.32%	15.30%	13.96%
Equity to Assets Ratio*	N/A	8.43%	8.18%	8.37%
Dividend Payout Ratio	N/A	45.01%	42.75%	40.20%

* Includes the effect of SFAS 115 in the amount of $(2,190,000) in 2007, $(70,000) in 2006 and $(524,000) in 2005.

During 1999, the company implemented a Dividend Reinvestment Plan which has resulted in an influx to capital of $17.1 million to date. The company also adopted stock option plans for directors and senior officers. New capital generated from the exercise of stock options is $4.3 million at December 31, 2007. In November, the company declared a 5-for-4 stock split effected in the form of a 25% stock dividend, payable December 27, 2007 resulting in the issuance of 3,149,133 new shares. In February 2006, the company declared a 10% stock dividend payable March 31, 2006, resulting in the issuance of 1,391,085 new shares. The company has also paid 100% stock dividends on September 30, 2004 and January 31, 2003 which resulted in 5,423,425 and 2,603,838 new shares, respectively. At the 2005 Annual Meeting, shareholders approved management's proposal to increase the number of authorized shares of common stock from 20,000,000 to 50,000,000 shares.

In 2007, regulatory capital increased $12.7 million comprised of an $8.0 million increase in retained earnings after paying cash dividends of $6.6 million and accounting for the 25% stock dividend paid December 27, 2007, a $3.8 million increase due to the company's dividend reinvestment plan, a $.5 million increase due to the issuance of shares from the company's stock option plans and a $.4 million increase due to the impact of intangible assets on regulatory capital. As of December 31, 2007, there were 32,151,914 shares of stock available for future sale or stock dividends. The number of shareholders of record at December 31, 2007 was 1,596. Quarterly market highs and lows, dividends paid and known market makers are highlighted in the Investor Information section of this Annual Report. Refer to Note 15 to the financial statements for further discussion of capital requirements and dividend limitations.

ECONOMIC CONDITIONS AND FORWARD OUTLOOK

Economic conditions affect financial institutions, as they do other businesses, in a number of ways. Rising inflation affects all businesses through increased operating costs but affects banks primarily through the manner in which they manage their interest sensitive assets and liabilities in a rising rate environment. Economic recession can also have a material effect on financial institutions as the assets and liabilities affected by a decrease in interest rates must be managed in a way that will maximize the largest component of a bank's income, that being net interest income. Recessionary periods may also tend to decrease borrowing needs and increase the uncertainty inherent in the borrowers' ability to pay previously advanced loans. Additionally, reinvestment of investment portfolio maturities can pose a problem as attractive rates are not as available. Management closely monitors the interest rate risk of the balance sheet and the credit risk inherent in the loan portfolio in order to minimize the effects of fluctuations caused by changes in general economic conditions.

While we are optimistic about the prospect of continued growth and earnings improvement, any forward-looking statements by their nature are subject to assumptions, risks and uncertainties. Actual results could vary from those implied for a variety of reasons including:

•A change in interest rates which is more immediate or more significant than anticipated.

•The demand for new loans and the ability of borrowers to repay outstanding debt.

•The timing of expansion plans could be altered by forces beyond our control such as weather or regulatory approvals.

•Our ability to continue to attract new deposits from our marketplace to meet the daily liquidity needs of the company.

As of this writing, the company was not aware of any pronouncements or legislation that would have a material impact on the results of operations.


0.23
0.26
0.30
0.38
0.42
03
04
05
06
07

DIVIDENDS PER SHARE $

CORPORATE PROFILE

The Business of First National Community Bancorp, Inc.

THE COMPANY
First National Community Bancorp, Inc. (the "company") is a Pennsylvania business, incorporated in 1997 and is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended. The company became an active bank holding company on July 1, 1998 when it assumed ownership of First National Community Bank (the "bank"). On November 2, 2000, the Federal Reserve Bank of Philadelphia approved the company's application to change its status to a financial holding company as a complement to the company's strategic objective. The bank is a wholly-owned subsidiary of the company.

The company's primary activity consists of owning and operating the bank, which provides customary retail and commercial banking services to individuals and businesses. The bank provides practically all of the company's earnings as a result of its banking services.

THE BANK
The bank was established as a national banking association in 1910 as "The First National Bank of Dunmore." Based upon shareholder approval received at a Special Shareholders' Meeting held October 27, 1987, the bank changed its name to "First National Community Bank" effective March 1, 1988. The bank's operations are conducted from offices located in Lackawanna, Luzerne, Wayne and Monroe Counties, Pennsylvania:

OFFICE	DATE OPENED
Main	October 1910
Scranton	September 1980
Dickson City	December 1984
Fashion Mall	July 1988
Wilkes-Barre	July 1993
Pittston Plaza	April 1995
Kingston	August 1996
Exeter	November 1998
Daleville	April 2000
Plains	June 2000
Back Mountain	October 2000
Clarks Green	October 2001
Hanover Township	January 2002
Nanticoke	April 2002
Hazleton	October 2003
Route 315	February 2004
Honesdale	November 2006
Stroudsburg	May 2007
Honesdale Route 6	October 2007

The bank provides many commercial banking services to individuals and businesses including Image Checking and E-Statement. Deposit products include standard checking, savings and certificate of deposit products, as well as a variety of preferred products for higher balance customers. The bank also participates in the Certificate of Deposit Account Registry program which allows customers to secure FDIC insurance on balances in excess of the standard limitations. Consumer loans include both secured and unsecured installment loans, fixed and variable rate mortgages, jumbo mortgages, home equity term loans and lines of credit and "Instant Money" overdraft protection loans. Additionally, the bank is also in the business of underwriting indirect auto loans which are originated through various auto dealers in northeastern Pennsylvania and dealer floor plan loans. VISA personal credit cards are available through the bank, as well as the FNCB Check Card which allows customers to access their checking account at any retail location that accepts VISA and serves the dual purpose of an ATM card. In the commercial lending field, the bank offers demand and term loans, either secured or unsecured, letters of credit, working capital loans, accounts receivable, inventory or equipment financing loans, and commercial mortgages. In addition, the bank offers MasterCard and VISA processing services to its commercial customers, as well as our Cash Management service which can be accessed through FNCBusiness Online, which is Internet based. FNCBusiness Online is a menu driven product that allows our business customers to have direct access to their account information and the ability to perform internal and external transfers and process Direct Deposit payroll transactions for employees, 24 hours a day, 7 days a week, from their place of business. As a result of the bank's partnership with INVEST, our customers are able to access alternative products such as mutual funds, annuities, stock and bond purchases, etc. directly from our INVEST representatives. The bank also offers customers the convenience of 24-hour banking, seven days a week, through FNCB Online via the Internet and its ATM network. Automated teller machines are available at the following locations:

COMMUNITY OFFICES	REMOTE LOCATIONS
Dunmore	Petro Truck Stop, 98 Grove St., Dupont
Scranton	Bill's Shoprite Supermarket, Rt. 502, Daleville
Dickson City	Joe's Kwik Mart, 620 N. Blakely St., Dunmore
Fashion Mall	Joe's Kwik Mart, Rts 940 and I-380, Pocono Summit
Wilkes-Barre	Joe's Kwik Mart, 303 Route 315, Dupont
Pittston	107 Woodland Road, Mt. Pocono
Kingston	
Exeter	
Daleville	
Plains	
Back Mountain	
Clarks Green	
Hanover Township	
Nanticoke	
Hazleton	
Route 315	
Honesdale	
Stroudsburg	
Honesdale Route 6	

Additionally, to further enhance 24-hour banking services, Telephone Banking (Account Link), Loan by Phone, and Mortgage Link are available to customers. These services provide consumers the ability to access account information, perform related account transfers, and apply for a loan through the use of a touch tone telephone. Also, in our efforts to continually provide consumers the best possible service, the bank implemented in 2004 a Bounce Protection service which provides consumers with an added level of protection against unanticipated cash flow emergencies and account reconciliation errors.

As of December 31, 2007, industry concentrations exist within the following five industries. Loans and lines of credit to each of these industries were as follows:

	Amount	% of Regulatory Capital
• Land Subdivision	$88,202,000	75%
• Hotels	$45,299,000	39%
• Shopping Centers/Complexes	$37,978,000	32%
• Solid Waste Landfills Industry	$35,157,000	30%
• General Government Industry	$34,684,000	30%

First lien mortgages on the real estate and a diverse group of borrowers provide security against undue risks in the portfolio.

COMPETITION

The bank is one of two financial institutions with principal offices in Dunmore. Primary competition in the Lackawanna County market comes from numerous commercial banks and savings and loan associations operating in the area. Our Luzerne County offices share many of the same competitors we face in Lackawanna County as well as several banks and savings and loans that are not in our Lackawanna County market. In 2006, the bank entered the Wayne County market. Competition for loan and deposit relationships is primarily with three banks headquartered in Wayne County as well as other institutions located within the market. In 2007, the bank ventured into Monroe County with it's first office in Stroudsburg. Competition in Monroe County comes from many of the same competitors we face in the Lackawanna/Luzerne County markets as well as other institutions headquartered in that area. Deposit deregulation has intensified the competition for deposits among banks in recent years. Additional competition is derived from credit unions, finance companies, brokerage firms, insurance companies and retailers.

REGULATORY MATTERS

The company is subject to certain annual reporting requirements regarding its business operations. As a registered financial holding company under the Bank Holding Company Act of 1956, as amended, the company is subject to the supervision and examination by the Federal Reserve Board.

The bank is subject to regulation and supervision by the Office of the Comptroller of the Currency, which includes regular examinations of the bank's records and operations. As a member of the Federal Deposit Insurance Corporation (FDIC), the bank's depositors' accounts are insured up to $100,000 per ownership category. To obtain this protection for its depositors, the bank pays an assessment and is subject to the regulations of the FDIC. The bank is also a member of the Federal Reserve System and as such is subject to the rules promulgated by the Federal Reserve Board.

EMPLOYEES

As of December 31, 2007 the bank employed 302 persons, including 53 part time employees.

DESCRIPTION OF PROPERTY

The company owns the principal operating office of the company and the following community offices and Drive-In facilities of the bank:

OFFICE	ADDRESS
Main Office	102 East Drinker Street, Dunmore
Dickson City Office	934 Main Street, Dickson City
Scranton Office	419-421 Spruce Street, Scranton
Clarks Green Office	269 East Grove Street, Clarks Green
Nanticoke	194 South Market Street, Nanticoke
Hazleton	330-352 West Broad Street, Hazleton
Honesdale	1001 Main Street, Honesdale
Stroudsburg	301 McConnell Street, Stroudsburg

The bank conducts the following branch operations from leased facilities:

OFFICE	ADDRESS
Fashion Mall Office	277 Scranton/Carbondale Highway, Scranton
Wilkes-Barre Office	23 West Market Street, Wilkes-Barre
Pittston Plaza Office	1700 North Township Boulevard, Pittston
Kingston Office	754 Wyoming Avenue, Kingston
Exeter Office	1625 Wyoming Avenue, Exeter
Daleville Office	Route 502 & 435, Daleville
Plains Office	27 North River Road, Plains
Back Mountain Office	169 North Memorial Highway, Shavertown
Hanover Township Office	734 San Souci Parkway, Hanover Township
Route 315 Office	3 Old Boston Road, Pittston
Honesdale Route 6	1127 Texas Palmyra Highway, Honesdale

The bank also leases a facility in Dunmore for back office operations and certain senior administrative offices. As of December 31, 2007 the bank owned other properties located in Dunmore for parking facilities and four other parcels of land which were acquired for future expansion.

DIRECTORS AND OFFICERS

FIRST NATIONAL COMMUNITY BANCORP, INC.

OFFICERS

Louis A. DeNaples [1]
Chairman

J. David Lombardi [2]
President and Chief Executive Officer

Michael J. Cestone, Jr.
Secretary

William S. Lance
Treasurer

DIRECTORS OF THE CORPORATION AND BANK

Louis A. DeNaples [1]
Chairman of the Boards of the Company and the Bank
President, DeNaples Auto Parts, Inc.
Vice President, Rail Realty Inc.

J. David Lombardi [2]
President and Chief Executive Officer of the Company and the Bank

Michael J. Cestone, Jr.
Secretary of the Boards of the Company and the Bank
President, M.R. Co. (a corporation)
CEO, S.G. Mastriani Company

Michael G. Cestone
President, S.G. Mastriani Company

Joseph Coccia
President, Coccia Ford, Inc.
President, Coccia Lincoln Mercury, Inc.

William P. Conaboy
Senior Vice President, General Counsel, Allied Services

Michael T. Conahan
Judge
Luzerne County Court of Common Pleas

Dominick L. DeNaples
Vice President, DeNaples Auto Parts, Inc.
President, Rail Realty Inc.

Dr. Louis A. DeNaples, Jr.
Physician
Medical Director, Community Medical Center Emergency Department

Joseph J. Gentile
President, Dunmore Oil Co., Inc.

Joseph O. Haggerty
Retired Superintendent
Dunmore School District

John P. Moses
CEO, ALSAC/St. Jude Children's Research Hospital

John R. Thomas *Director Emeritus*

(1) Not actively serving since February 6, 2008.
(2) Acting Chairman of the Boards of the Company and the Bank since February 6, 2008.

FIRST NATIONAL COMMUNITY BANK OFFICERS

J. David Lombardi
President and Chief Executive Officer

Gerard A. Champi
Senior Executive Vice President
Retail/Commercial Sales Division Manager

Thomas P. Tulaney
Senior Executive Vice President
Corporate Sales Division Manager

Stephen J. Kavulich
Executive Vice President
Loan Administration/Compliance Division Manager

William S. Lance
Executive Vice President
Finance Control Division Manager

James M. Bone, Jr., CPA
First Senior Vice President
Administrative Services Division Manager

Robert J. Mancuso
First Senior Vice President and Cashier
Facilities and Human Resources Division Manager

Richard F. Post, Jr.
Senior Vice President
Loan Review Division Manager

Anthony J. Gabello, CPA
Senior Vice President
Credit and Branch Administrator

Brian C. Mahlstedt
Senior Vice President
Commercial Loan Officer

Joseph P. Stupak, CFSA
Internal Auditor

Patrick J. Barrett
Vice President
Commercial Loan Officer

Joseph A. Castrogiovanni
Vice President
Commercial Loan Officer

Cathy J. Conrad
Vice President
Credit Department Manager

Donna M. Czerw
Vice President
Branch Operations Specialist

Linda A. D'Amario
Vice President
Comptroller

Paul S. Dunda
Vice President
Information Services Manager

John P. Foley
Vice President
Commercial Loan Officer

Jonathan T. Grande
Vice President
Commercial Loan Officer

Nancy A. Jeffers
Vice President
Commercial Loan Officer

Robert F. Karoscik
Vice President
Commercial Loan Officer

Lisa L. Kinney
Vice President
Indirect Lending Manager

Thomas C. Lunney
Vice President
Property Manager

Louis M. Martarano
Vice President
Retail Sales Administrator

Anthony T. Rossi
Vice President
Collections Manager

Theresa M. Surma
Vice President
Electronic Banking Manager

James S. Worobey
Vice President
Commercial Loan Officer

Marilyn K. Dolphin
Assistant Vice President
Community Office Manager

Eileen R. Farber-Bonk
Assistant Vice President
Community Office Manager

Michael J. Germano III
Assistant Vice President
Special Assets Officer

Christine A. Gresh
Assistant Vice President
Community Office Manager

Lori L. Hubal
Assistant Vice President
Community Office Manager

William E. Keating
Assistant Vice President
Community Office Manager

Madolyn A. MacArthur
Assistant Vice President
Community Office Manager

Richard D. Padula
Assistant Vice President
Mortgage Loan Originator

Lucy E. Singer
Assistant Vice President
Community Office Manager

Germaine T. Helcoski, CRP
Assistant Auditor

Ryan J. Barhight
Assistant Cashier
Senior Credit Analyst

Jason A. Bohenek
Assistant Cashier
Accounting Supervisor

Michael D. Kashnicki
Assistant Cashier
Commercial Loan Officer

Linda L. Matylewicz
Assistant Cashier
Employment Coordinator

Walter C. Rosiecki
Assistant Cashier
Commercial Loan Officer

Bernice A. Shipp
Assistant Cashier
Community Office Manager

CONSOLIDATED BALANCE SHEETS

December 31, (in thousands, except share data)	2007	2006
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	$ 24,735	$ 26,418
Federal funds sold	0	2,325
Total cash and cash equivalents	24,735	28,743
Securities:		
Available-for-sale, at fair value	295,727	261,626
Held-to-maturity, at cost (fair value $1,847 and $1,819)	1,722	1,639
Federal Reserve Bank and FHLB stock, at cost	9,081	7,168
Loans, net of allowance for credit losses of $7,569 and $7,538	897,665	829,121
Bank premises and equipment	16,425	13,671
Accrued interest receivable	5,715	6,127
Intangible assets	1,713	1,739
Goodwill	8,134	8,134
Other assets	35,286	26,815
TOTAL ASSETS	$ 1,296,203	$ 1,184,783
LIABILITIES		
Deposits:		
Demand	$ 79,834	$ 86,375
Interest-bearing demand	288,879	291,400
Savings	70,379	73,205
Time ($100,000 and over)	176,249	187,884
Other time	330,176	282,109
Total deposits	945,517	920,973
Borrowed funds	227,832	152,872
Accrued interest payable	6,848	6,774
Other liabilities	8,864	7,302
Total liabilities	$ 1,189,061	$ 1,087,921
STOCKHOLDERS' EQUITY		
Common Stock ($1.25 par)		
Authorized: 50,000,000 shares in 2007 and 2006		
Issued and outstanding: : 15,746,250 shares in 2007 and 15,497,711 shares in 2006	$ 19,683	$ 19,373
Additional paid-in capital	56,490	52,418
Retained earnings	33,159	25,141
Accumulated other comprehensive income	(2,190)	(70)
Total stockholders' equity	107,142	96,862
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,296,203	$ 1,184,783

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31, (in thousands, except per share data)	2007	2006	2005
INTEREST INCOME			
Interest and fees on loans	$ 67,070	$ 56,905	$ 42,777
Interest and dividends on securities:			
U.S. Treasury and government agencies	9,584	6,762	6,078
State and political subdivisions	3,342	3,297	2,839
Other securities	1,862	1,576	1,252
Total interest and dividends on securities	14,788	11,635	10,169
Interest on balances with financial institutions	0	55	70
Interest on federal funds sold	28	73	291
TOTAL INTEREST INCOME	81,886	68,668	53,307
INTEREST EXPENSE			
Interest-bearing demand	8,064	6,453	3,499
Savings	868	960	868
Time ($100,000 and over)	9,271	7,143	3,863
Other time	15,413	10,959	7,176
Interest on borrowed funds	8,956	7,671	6,951
TOTAL INTEREST EXPENSE	42,572	33,186	22,357
Net interest income before provision for credit losses	39,314	35,482	30,950
Provision for credit losses	2,200	2,080	1,860
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	37,114	33,402	29,090
OTHER INCOME			
Service charges	2,840	2,645	2,240
Net gain/(loss) on the sale of securities	721	(201)	(250)
Net gain on the sale of loans	310	240	210
Net gain on the sale of other real estate	0	297	14
Net gain/(loss) on the sale of other assets	26	(3)	0
Other	2,448	1,919	1,690
TOTAL OTHER INCOME	6,345	4,897	3,904
OTHER EXPENSES			
Salaries and employee benefits	11,917	10,584	9,652
Occupancy expense	2,116	1,626	1,676
Equipment expense	1,577	1,388	1,293
Advertising expense	890	705	706
Data processing expense	1,682	1,560	1,435
Other operating expenses	5,615	4,910	4,181
TOTAL OTHER EXPENSES	23,797	20,773	18,943
INCOME BEFORE INCOME TAXES	19,662	17,526	14,051
Provision for income taxes	4,966	4,017	2,826
NET INCOME	$ 14,696	$ 13,509	$ 11,225
EARNINGS PER SHARE:			
BASIC	$ 0.94	$ 0.88	$ 0.74
DILUTED	$ 0.92	$ 0.86	$ 0.72

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Years Ended December 31, (in thousands)	2007	2006	2005
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:			
CASH FLOWS FROM OPERATING ACTIVITIES:			
Interest received	$ 80,570	$ 67,947	$ 53,134
Fees and commissions received	5,304	4,580	3,930
Interest paid	(42,506)	(30,024)	(20,280)
Cash paid to suppliers and employees	(21,543)	(17,821)	(16,783)
Income taxes paid	(5,692)	(4,876)	(3,750)
NET CASH PROVIDED BY OPERATING ACTIVITIES	16,133	19,806	16,251
CASH FLOWS FROM INVESTING ACTIVITIES:			
Securities available for sale:			
Proceeds from maturities	500	0	5,000
Proceeds from sales prior to maturity	76,202	12,375	25,100
Proceeds from calls prior to maturity	35,918	24,638	24,159
Purchases	(149,531)	(69,149)	(64,092)
Net (increase)/decrease in interest-bearing bank balances	0	2,178	(198)
Investment in statutory trust	0	(310)	0
Purchase of bank owned life insurance	(5,000)	0	(2,500)
Net increase in loans to customers	(71,012)	(125,604)	(83,093)
Capital expenditures	(4,178)	(4,399)	(1,869)
Acquisition of intangible assets	0	(1,782)	0
Acquisition of goodwill	0	(8,134)	0
NET CASH USED IN INVESTING ACTIVITIES	(117,101)	(170,187)	(97,493)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase/(decrease) in demand deposits, money market demand, NOW accounts, and savings accounts	(11,887)	49,010	38,650
Net increase in certificates of deposit	36,431	121,297	40,304
Net increase/(decrease) in borrowed funds	74,961	(11,233)	10,038
Proceeds from issuance of common stock net of stock issuance costs	3,798	3,324	2,626
Proceeds from issuance of common stock - Stock Option Plans	274	628	664
Cash dividends paid	(6,614)	(5,776)	(4,513)
Cash paid in lieu of fractional shares	(3)	(6)	0
NET CASH PROVIDED BY FINANCING ACTIVITIES	96,960	157,244	87,769
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,008)	6,863	6,527
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	28,743	21,880	15,353
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 24,735	$ 28,743	$ 21,880
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Net income	$ 14,696	$ 13,509	$ 11,225
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization and accretion, net	(1,727)	413	835
Equity in trust	(23)	0	0
Depreciation and amortization	1,653	1,388	1,303
Stock based compensation - stock option plans	249	310	248
Provision for credit losses	2,200	2,080	1,860
Provision for deferred taxes	(393)	(619)	(758)
Loss/(Gain) on sale of securities	(721)	201	250
Gain on sale of loans	(310)	(240)	(210)
Gain on sale of other real estate	0	(297)	(14)
Loss/(Gain) on sale of other assets	(26)	3	0
Increase in interest payable	73	3,163	2,078
Increase in accrued expenses and other liabilities	1,562	2,014	833
Increase in prepaid expenses and other assets	(1,511)	(985)	(391)
Increase/(decrease) in interest receivable	411	(1,134)	(1,008)
Total adjustments	1,437	6,297	5,026
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 16,133	$ 19,806	$ 16,251

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For The Years Ended December 31, 2007, 2006 and 2005 (In thousands, except share data)

	COMPREHENSIVE INCOME	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
BALANCES, DECEMBER 31, 2004		13,623,678	$ 17,030	$ 18,671	$ 38,992	$ 1,030	$ 75,723
Comprehensive Income:							
Net income for the year	$ 11,225				11,225		11,225
Other comprehensive income, net of tax:							
Unrealized loss on securities available-for-sale, net of deferred income tax benefit of $801	(1,304)						
Reclassification adjustment for gain or loss included in income (tax effect of $85)	(250)						
Total other comprehensive loss, net of tax	(1,554)					(1,554)	(1,554)
Comprehensive Income	$ 9,671						
Cash dividends paid, $0.30 per share					(4,513)		(4,513)
Stock based compensation - Stock Option Plans				248			248
Proceeds from issuance of Common Stock - stock option plans		101,250	126	563	(25)		664
Proceeds from issuance of Common Stock through dividend reinvestment		125,925	158	2,500	(32)		2,626
10% stock dividend (1,385,085 shares at $18.92 per share)		1,385,085	1,731	24,810	(26,541)		0
BALANCES, DECEMBER 31, 2005		15,235,938	$ 19,045	$ 46,792	$ 19,106	$ (524)	$ 84,419
Comprehensive Income:							
Net income for the year	$ 13,509				13,509		13,509
Other comprehensive income, net of tax:							
Unrealized gain on securities available-for-sale, net of deferred income taxes of $234	655						
Reclassification adjustment for gain or loss included in income (tax effect of $68)	(201)						
Total other comprehensive income, net of tax	454					454	454
Comprehensive Income	$ 13,963						
Cash dividends paid, $0.38 per share					(5,776)		(5,776)
Stock based compensation - Stock Option Plans				310			310
Proceeds from issuance of Common Stock - stock option plans		101,375	126	527	(25)		628
Proceeds from issuance of Common Stock through dividend reinvestment		154,398	194	3,169	(39)		3,324
10% stock dividend (adjustment for new shares and price difference)		6,000	8	1,620	(1,628)		0
Cash dividends paid in lieu of fractional shares					(6)		(6)
BALANCES, DECEMBER 31, 2006		15,497,711	$ 19,373	$ 52,418	$ 25,141	$ (70)	$ 96,862
Comprehensive Income:							
Net income for the year	$ 14,696				14,696		14,696
Other comprehensive income, net of tax:							
Unrealized loss on securities available-for-sale, net of deferred income tax benefit of $1,143	(2,841)						
Reclassification adjustment for gain or loss included in income (tax effect of $252)	721						
Total other comprehensive loss, net of tax	(2,120)					(2,120)	(2,120)
Comprehensive Income	$ 12,576						
Cash dividends paid, $0.42 per share					(6,614)		(6,614)
Stock based compensation - Stock Option Plans				249			249
Proceeds from issuance of Common Stock - stock option plans		36,088	46	237	(9)		274
Proceeds from issuance of Common Stock through dividend reinvestment		212,599	264	3,586	(52)		3,798
Cash dividends paid in lieu of fractional shares		(148)			(3)		(3)
BALANCES, DECEMBER 31, 2007		15,746,250	$ 19,683	$ 56,490	$ 33,159	$ (2,190)	$ 107,142

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting and reporting policies that affect the more significant elements of First National Community Bancorp, Inc.'s (the "company") financial statements are summarized below. They have been followed on a consistent basis and are in accordance with generally accepted accounting principles and conform to general practice within the banking industry.

NATURE OF OPERATIONS

The company is a registered financial holding company, incorporated under the laws of the state of Pennsylvania. It is the parent company of First National Community Bank (the "bank") and it's wholly owned subsidiary FNCB Realty, Inc.

The bank provides a variety of financial services to individuals and corporate customers through its nineteen banking locations located in northeastern Pennsylvania. It provides a full range of commercial banking services which includes commercial, residential and consumer lending. Additionally, the bank provides to it's customers a variety of deposit products, including demand checking and interest-bearing deposit accounts.

FNCB Realty, Inc.'s operating activities include the acquisition, holding, and disposition of certain real estate acquired in satisfaction of loan commitments owed by third party debtors to the bank.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of First National Community Bancorp, Inc., the bank and it's wholly owned subsidiary FNCB Realty, Inc.

All significant intercompany balances and transactions have been eliminated in consolidation. During December 2006 the bank created First National Community Statutory Trust I ("Issuing Trust") which is wholly owned by the company. The trust purpose is to provide an additional funding source for the company through the issuance of pooled trust preferred securities.

The company has adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46 and FIN 46(R), for the issuing trust. Accordingly, this trust has not been consolidated with the accounts of the company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SECURITIES

Debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at cost, adjusted for amortization of premium and accretion of discounts using methods approximating the interest method. Other marketable securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on securities available-for-sale are recognized as direct increases or decreases in stockholders' equity. Cost of securities sold is recognized using the specific identification method. Investments in the Federal Reserve Bank and FHLB stock are carried at cost due to restrictions on their sale due to regulatory requirements.

OTHER-THAN-TEMPORARY IMPAIRMENT OF SECURITIES

Securities are evaluated on a monthly basis to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

LOANS

Loans are stated at face value, net of unamortized loan fees and costs and the allowance for credit losses. Interest on all loans is recognized on the accrual basis, based upon the principal amount outstanding.

Loans are placed on nonaccrual when a loan is specifically determined to be impaired or when management believes that the collection of interest or principal is doubtful. This is generally when a default of interest or principal has existed for 90 days or more, unless such loan is fully secured and in the process of collection. When the interest accrual is discontinued, interest credited to income in the current year is reversed and the accrual of income from prior years is charged against the allowance for credit losses. Any payments received are applied, first to the outstanding loan amounts, then to the recovery of any charged off loan amounts. Any excess is treated as a recovery of lost interest.

MORTGAGE BANKING ACTIVITIES

When liquidity needs arise, management may from time to time determine that the mortgage loan portfolio provides a ready source of liquidity and elect to sell a portion of the loans which are currently held. At origination, no loans are targeted for immediate sale.

At December 31, 2007, 2006 and 2005, loans serviced for others totaled approximately $99,461,000, $88,752,000 and $85,844,000, respectively. Servicing loans for others consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and processing foreclosures. Loan servicing income is recorded when earned and includes servicing fees from investors in the amounts of $236,000, $218,000 and $210,000 at December 31, 2007, 2006 and 2005 respectively, and certain charges collected from borrowers, such as late payment fees. The Company has fiduciary responsibility for related escrow and custodial funds aggregating approximately $1,274,000 and $1,256,000 at December 31, 2007 and 2006, respectively.

The Company assesses the retained interest in the servicing asset or liability associated with the sold loans based on the relative fair values. The servicing asset or liability is amortized in proportion to and over the period during which estimated net servicing income or net servicing loss, as appropriate, will be received. Assessment of the fair value of the retained interest is performed on a quarterly basis. At December 31, 2007 mortgage servicing rights totaling $256,000 were included in other assets.

TRANSFERS OF FINANCIAL ASSETS

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control is surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

SERVICING

Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Generally, purchased servicing rights are capitalized at the cost to acquire the rights. For sales of mortgage loans, a portion of the cost of originating the loan is allocated to the servicing right based on relative fair value. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternately, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. Capitalized servicing rights are reported in other assets and are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the capitalized amount for the tranche. If the bank later determines that all or a portion of the impairment no longer exists for a particular tranche, a reduction of the allowance may be recorded as an increase to income.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

LOAN IMPAIRMENT

The Bank applies the provisions of SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, in it's evaluation of the loan portfolio. SFAS 114 requires that certain impaired loans be measured based on the present value of expected future cash flows, net of disposal costs, discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral, net of disposal costs, if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for credit losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for credit losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

LOAN FEES

Loan origination and commitment fees, as well as certain direct loan origination costs are deferred and the net amount is amortized as an adjustment of the related loan's yield. The bank is generally amortizing these amounts over the life of the related loans except for residential mortgage loans, where the timing and amount of prepayments can be reasonably estimated. For these mortgage loans, the net deferred fees are amortized over an estimated average life of 7.5 years. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

OTHER REAL ESTATE (ORE)

Real estate acquired in satisfaction of a loan and in-substance foreclosures are reported in other assets. In-substance foreclosures are properties in which the borrower has little or no equity in collateral, where repayment of the loan is expected only from the operation or sale of the collateral, and the borrower either effectively abandons control of the property or the borrower has retained control of the property but his ability to rebuild equity based on current financial conditions is considered doubtful. Properties acquired by foreclosure or deed in lieu of foreclosure and properties classified as in-substance foreclosures are transferred to ORE and recorded at the lower of cost or fair value (less estimated selling cost for disposal of real estate) at the date actually or constructively received. Costs associated with the repair or improvement of the real estate are capitalized when such costs significantly increase the value of the asset, otherwise, such costs are expensed. An allowance for losses on ORE is maintained for subsequent valuation adjustments on a specific property basis.

BANK PREMISES AND EQUIPMENT

Bank premises and equipment are stated at cost less accumulated depreciation. Routine maintenance and repair expenditures are expensed as incurred while significant expenditures are capitalized. Depreciation expense is determined on the straight line method over the following ranges of useful lives:

Buildings and improvements	10 to 40 years
Furniture, fixtures and equipment	3 to 15 years
Leasehold improvements	5 to 30 years

GOODWILL AND INTANGIBLE ASSETS

Intangible assets which are subject to amortization include core deposit premium paid in connection with the bank's Honesdale branch acquisition during November 2006; and on mortgage servicing rights recorded on the bank's sale of loans in the secondary market where servicing rights have been retained. Amortization expense associated with these intangible assets is being provided for using the straight-line method over their estimated useful lives of 10 years and 5.8 years, respectively. Intangible assets subject to amortization are periodically reviewed by management for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable.

Intangible assets which are not subject to amortization include goodwill. The cost of goodwill arose from the bank's Honesdale branch acquisition. Goodwill is reviewed by management for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that its carrying amount exceeds fair value. Management has determined that the carrying value of goodwill has not been impaired at December 31, 2007.

ADVERTISING COSTS

Advertising costs are charged to operations in the year incurred and totaled $890,000, $705,000 and $706,000 in 2007, 2006 and 2005, respectively.

INCOME TAXES

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The company and its subsidiaries file a consolidated Federal income tax return. Under tax sharing agreements, each subsidiary provides for and settles income taxes with the company as if they would have filed on a separate return basis.

Effective January 1, 2007, the Company adopted Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions.

CASH EQUIVALENTS

For purposes of reporting cash flows, cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one day periods.

NET INCOME PER SHARE

Basic earnings per share have been computed by dividing net income (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period. Such shares amounted to 15,601,377 in 2007, 15,352,406 in 2006 and 15,125,382 in 2005.

Diluted earnings per share have been computed by dividing net income (the numerator) by the weighted-average number of common shares and options outstanding (the denominator) for the period. Such shares amounted to 15,931,260 in 2007, 15,721,491 in 2006 and 15,537,485 in 2005.

All share and per share information has been adjusted to reflect the retroactive effect of the 25% stock dividend paid December 27, 2007, the 10% stock dividend paid March 31, 2006 and the 100% stock dividend paid on September 30, 2004.

STOCK-BASED COMPENSATION

As of January 1, 2003 the Company adopted SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment to SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has elected to apply the prospective method as permitted by SFAS No. 148. Accordingly all options granted on and after January 1, 2003 are charged against income at their fair value. Those issued prior to adoption are accounted for on the intrinsic method in accordance with Accounting Principles Board Opinion (APB) No. 25.

BANK OWNED LIFE INSURANCE

Bank owned life insurance policies (BOLI) are carried at the cash surrender value of the underlying policies. Income on the investments in the policies, net of insurance costs, is recorded as non-interest income.

SEGMENT REPORTING

In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 requires that public companies report certain information about operating segments in complete sets of financial statements of the company and in condensed financial statements of interim periods issued to shareholders. It also requires that public companies report certain information about their products and services, the geographic areas in which they operate, and their major customers.

First National Community Bancorp, Inc. is a one bank financial holding company operating primarily in northeastern Pennsylvania. The primary purpose of the company is the delivery of financial services within its market by means of a branch network located in Lackawanna, Luzerne, Wayne and Monroe counties. Each of the company's entities is part of the same reporting segment, whose operating results are regularly reviewed by management. Therefore, consolidated financial statements, as presented, fairly reflect the operating results of the financial services segment of our business.

NEW FINANCIAL ACCOUNTING STANDARDS
In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS No. 157 relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities". Statement 159 permits entities to make an irrevocable election to carry almost any financial instrument at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The company analyzed the benefits of the early adoption of SFAS No. 159, but has determined that such action is not consistent with the overall strategies of the company. The adoption of SFAS No. 159 is not expected to have a material impact on the Company's consolidated financial statements.

In November 2007, the SEC issued Staff Accounting Bulletin ("SAB") No. 109 ("SAB 109"), which covers written loan commitments that are accounted for at fair value through earnings and measuring fair value of a derivative loan commitment. It is effective for fiscal quarters beginning after December 15, 2007. The adoption of SAB 109 is not expected to have a material impact on the Company's consolidated financial statements.

In December 2007, the SEC issued SAB No. 110 ("SAB 110"), regarding the use of a "simplified" method in developing an estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123(R). Initially the use of the simplified method was to end by December 31, 2007, however SAB 110 allows for its usage beyond December 31, 2007. The Company anticipates using the simplified method during 2008.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations", which revises SFAS No. 141 and changes multiple aspects of the accounting for business combinations. Under the guidance of SFAS No. 141R, the acquisition method must be used, which requires the acquirer to recognize most identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree at their full fair value on the acquisition date. Goodwill is to be recognized as the excess of the consideration transferred plus the fair value of the noncontrolling interest over the fair values of the identifiable net assets acquired. Subsequent changes in the fair value of contingent consideration classified as a liability are to be recognized in earnings, while contingent consideration classified as equity is not to be remeasured. Costs such as transaction costs are to be excluded from acquisition accounting, generally lending to recognizing expense and additionally, restructuring costs that do not meet certain criteria at acquisition date are to be subsequently recognized as post-acquisition costs. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact that this requirement will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements - an amendment of ARB No. 51". SFAS No. 160 requires that a noncontrolling interest in a subsidiary (i.e. minority interest) be reported in the equity section of the balance sheet instead of being reported as a liability or in the mezzanine section between debt and equity. The amount of the consolidated net income attributable to the parent and to the noncontrolling interest must be clearly identified and presented in the consolidated statement of income. Also, regardless of whether the parent purchases additional ownership interest, sells a portion of its ownership interest in a subsidiary or the subsidiary participates in a transaction that changes the parent's ownership, as long as the parent retains controlling interest, the transaction is considered an equity transaction. SFAS No. 160 is effective for annual periods beginning after December 15, 2008. The company is currently evaluating the impact that this requirement will have on its consolidated financial statements.

2. RESTRICTED CASH BALANCES:
The bank is required to maintain certain average reserve balances as established by the Federal Reserve Bank. The amount of those reserve balances for the reserve computation period which included December 31, 2007 was $75,000, which amount was satisfied through the restriction of vault cash.

In addition, the bank maintains compensating balances at correspondent banks, most of which are not required, but are used to offset specific charges for services. At December 31, 2007, the amount of these balances was $750,000.

3. SECURITIES:
Securities have been classified in the consolidated financial statements according to management's intent. The carrying amount of securities and their approximate fair values (in thousands) at December 31 follow:

Available-for-sale Securities:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Net Carrying Value
December 31, 2007				
U.S. Treasury securities and obligations of U.S. government agencies	$ 52,380	$ 616	$ 492	$ 52,504
Obligations of state and political subdivisions	74,516	199	1,810	72,905
Collateralized mortgage obligations	79,186	519	834	78,871
Mortgage-backed securities	62,447	289	593	62,143
Corporate debt securities	29,557	5	1,254	28,308
Equity securities	1,010	0	14	996
Total	$ 299,096	$ 1,628	$ 4,997	$ 295,727

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Net Carrying Value
December 31, 2006				
U.S. Treasury securities and obligations of U.S. government agencies	$ 59,502	$ 216	$ 371	$ 59,347
Obligations of state and political subdivisions	73,786	1,830	127	75,489
Collateralized mortgage obligations	64,041	194	947	63,288
Mortgage-backed securities	43,315	32	846	42,501
Corporate debt securities	20,078	162	234	20,006
Equity securities	1,010	0	15	995
Total	$ 261,732	$ 2,434	$ 2,540	$ 261,626

Held-to-maturity Securities:

	Net Carrying Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
December 31, 2007				
Obligations of state and political subdivisions	$ 1,722	$ 125	$ 0	$ 1,847
Total	$ 1,722	$ 125	$ 0	$ 1,847
December 31, 2006				
Obligations of state and political subdivisions	$ 1,639	$ 180	$ 0	$ 1,819
Total	$ 1,639	$ 180	$ 0	$ 1,819

Information pertaining to securities with gross unrealized losses (in thousands) at December 31, 2007 aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Treasury securities and obligations of U.S. government agencies	$ 26,432	$ 492	$ 0	$ 0	$ 26,432	$ 492
Obligations of state and political subdivisions	44,877	1,600	6,079	210	50,956	1,810
Collateralized mortgage obligations	28,515	508	15,275	326	43,790	834
Mortgage-backed securities	8,644	80	24,442	513	33,086	593
Corporate debt securities	13,444	1,050	7,873	204	21,317	1,254
Equity securities	0	0	986	14	986	14
	$ 121,912	$ 3,730	$ 54,655	$ 1,267	$ 176,567	$ 4,997

Management evaluates securities for other-than-temporary impairment on a monthly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2007, the one hundred seventy debt securities with unrealized losses have depreciated 2.75% from their amortized cost basis. The maturities of these securities are guaranteed by either the U.S. Government, government sponsored agencies, other governments or corporations. Obligations of state and political subdivisions are also guaranteed by underlying insurance which further secures the safety of principal. These unrealized losses relate principally to current interest rates for similar types of securities. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government, its agencies, other governments or corporations; whether downgrades by bond rating agencies have occurred; and the results of reviews of the issuer's financial condition. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other-than-temporary.

The following table shows the amortized cost and approximate fair value of the company's debt securities (in thousands) at December 31, 2007 using contracted maturities. Expected maturities will differ from contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale		Held-to-maturity	
	Amortized Cost	Net Carrying Value	Net Carrying Value	Fair Value
Amounts maturing in:				
One Year or Less	$ 501	$ 505	$ 0	$ 0
One Year through Five Years	3,814	3,858	0	0
After Five Years through Ten Years	18,547	18,738	0	0
After Ten Years	133,591	130,616	1,722	1,847
Collateralized mortgage obligations	79,186	78,871	0	0
Mortgage-backed Securities	62,447	62,143	0	0
Total	$ 298,086	$ 294,731	$ 1,722	$ 1,847

Gross proceeds from the sale of securities for the years ended December 31, 2007, 2006, and 2005 were $76,202,000, $12,375,000, and $25,100,000, respectively with the gross realized gains being $1,127,000, $30,000, and $102,000, respectively, and gross realized losses being $406,000, $231,000, and $352,000, respectively.

At December 31, 2007 and 2006, securities with a carrying amount of $192,813,000 and $201,244,000, respectively, were pledged as collateral to secure public deposits and for other purposes.

4. LOANS:

Major classifications of loans are summarized as follows (in thousands):

	2007	2006
Real estate loans, secured by residential properties	$ 164,764	$ 151,470
Real estate loans, secured by nonfarm, nonresidential properties	415,087	415,560
Commercial and industrial loans	202,665	157,837
Loans to individuals for household, family and other personal expenditures	91,052	80,770
Loans to state and political subdivisions	31,205	31,355
All other loans, including overdrafts	931	236
Gross loans	905,704	837,228
Less: Allowance for credit losses	(7,569)	(7,538)
Unearned discount	(470)	(569)
Net loans	$ 897,665	$ 829,121

Changes in the allowance for credit losses were as follows (in thousands):

	2007	2006	2005
Balance, beginning of year	$ 7,538	$ 7,528	$ 7,100
Recoveries credited to allowance	1,227	350	590
Provision for credit losses	2,200	2,080	1,860
TOTAL	10,965	9,958	9,550
Losses charged to allowance	3,396	2,420	2,022
Balance, end of year	$ 7,569	$ 7,538	$ 7,528

Information concerning the bank's recorded investment in nonaccrual and restructured loans is as follows (in thousands):

	2007	2006
Nonaccrual loans		
Impaired	$ 0	$ 0
Other	3,106	2,299
Restructured loans	0	0
Total	$ 3,106	$ 2,299

The interest income that would have been earned in 2007, 2006 and 2005 on nonaccrual and restructured loans outstanding at December 31, 2007, 2006 and 2005 in accordance with their original terms approximated $227,000, $170,000 and $6,000. The interest income actually realized on such loans in 2007, 2006 and 2005 approximated $40,000, $83,000 and $0. As of December 31, 2007, there were no outstanding commitments to lend additional funds to borrowers of impaired, restructured or nonaccrual loans.

5. BANK PREMISES AND EQUIPMENT:

Bank premises and equipment are summarized as follows (in thousands):

	2007	2006
Land	$ 4,575	$ 4,447
Buildings	8,856	7,248
Furniture, fixtures and equipment	8,968	7,750
Leasehold improvements	4,156	3,736
Total	26,555	23,181
Less accumulated depreciation	10,130	9,510
Net	$ 16,425	$ 13,671

The increase in capitalized values represents the acquisition of land and facilities to be utilized for future expansion. Depreciation and amortization expense amounted to $1,450,000, $1,345,000 and $1,303,000 at December 31, 2007, 2006 and 2005, respectively.

6. SERVICING:

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid balances of mortgage and other loans serviced for others were $99,461,000, $88,752,000 and $85,844,000 at December 31, 2007, 2006 and 2005, respectively.

Mortgage servicing rights in the amount of $177,000 have been capitalized and amortized by the bank for loan originations sold in the secondary market for the year ended December 31, 2007.

The fair value of these rights was $359,000 at December 31, 2007. Fair value has been determined using discount rates ranging from 5.25% to 7.13% and prepayment speeds ranging from 190% to 272%; depending upon the stratification of the specific right. Based upon this fair value, management has determined that no valuation allowance associated with these mortgage servicing rights is necessary at December 31, 2007.

The following summarizes the activity pertaining to mortgage servicing rights for the year ended December 31, 2007 (in thousands):

	Mortgage Servicing Rights
Balance, beginning of year	$ 117
Mortgage servicing rights capitalized	177
Mortgage servicing rights amortized	(38)
Provision for loss in fair value	0
Balance, end of year	$ 256

7. GOODWILL AND INTANGIBLES:

In connection with the purchase of the Honesdale branch during 2006, the Company acquired intangible assets of $9,784,000. Of that amount, $1,650,000 is due to core deposit premium subject to periodic amortization over the useful life of 10 years. Goodwill of $8,134,000, which is not subject to amortization, arose in connection with the acquisition.

Following is a summary of non-goodwill intangibles at the end of the year (in thousands):

	December 31, 2007		December 31, 2006	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Intangibles subject to amortization:				
Core Deposit	$ 1,650	$ 193	$ 1,650	$ 28
Mortgage Servicing Rights	309	53	132	15
Total	$ 1,959	$ 246	$ 1,782	$ 43

Amortization expense for 2007 and 2006 was $203,000 and $43,000; estimated amortization expense for each of the ensuing years through December 31, 2012 is $220,000 per year.

8. DEPOSITS:

At December 31, 2007 time deposits including certificates of deposit and Individual Retirement Accounts have the scheduled maturities as follows (in thousands):

	Time Deposits $100,000 and Over	Other Time Deposits	Total
2008	$ 149,584	$ 227,716	$ 377,300
2009	11,818	44,650	56,468
2010	4,390	22,334	26,724
2011	5,205	19,238	24,443
2012	4,990	14,037	19,027
2013 and Thereafter	262	2,201	2,463
Total	$ 176,249	$ 330,176	$ 506,425

9. BORROWED FUNDS:

Borrowed funds at December 31, 2007 and 2006 include the following (in thousands):

	2007	2006
Treasury Tax and Loan Demand Note	$ 98	$ 267
Federal Funds Purchased	35,550	0
Borrowings under Lines of Credit	181,088	141,550
Obligation under Capitalized Lease	786	745
Junior Subordinated Debentures	10,310	10,310
Total	$ 227,832	$ 152,872

Federal funds purchased represent primarily overnight borrowings providing for the short-term funding requirements of the company's banking subsidiary and generally mature within one business day of the transaction. During 2007, the average outstanding balance on these credit lines amounted to $12,941,000 and the average rate paid in 2007 was 5.02%.

The following table presents Federal Home Loan Bank of Pittsburgh ("FHLB of Pittsburgh") advances at their maturity dates (in thousands):

	December 31, 2007	
	Amount	Weighted Average Interest Rate
Within one year	$ 55,456	4.93%
After one year but within two years	7,364	5.28
After two years but within three years	55,000	4.60
After three years but within four years	31,000	5.08
After four years but within five years	13,233	4.48
After five years	19,035	3.68
-	$ 181,088	4.71%

The FHLB of Pittsburgh advances include $147 million with fixed rates and $34 million with variable interest rates. All advances are collateralized either under a blanket pledge agreement by one to four family mortgage loans or with mortgage-backed securities. In addition, the company is required to purchase stock based upon the amount of advances outstanding.

At December 31, 2007 the company had available from the FHLB of Pittsburgh an open line of credit for $40,284,000 which expires on December 14, 2008. The line of credit may bear interest at either a fixed rate or a variable rate, such rate being set at the time of the funding request. In addition, at December 31, 2007, the company had available overnight repricing lines of credit with other correspondent banks totaling $48,000,000 and the Federal Reserve Bank of Philadelphia in the amount of $13,169,000. At December 31, 2007 and 2006, the company had $35,550,000 and $0 outstanding with correspondent banks.

The maximum amount of borrowings outstanding at any month end during the years ended December 31, 2007 and 2006 were $221,235,000 and $172,968,000, respectively.

At December 31, 2007, the bank is obligated for the payment of an $815,000 lease purchase option payment associated with an Other Real Estate (ORE) property acquired through a transfer in lieu of foreclosure from a defaulting loan customer. This obligation has been discounted to its present value of $785,675 using a discount rate of 5.36%. This discount is being amortized using the interest method through September 10, 2008 when the obligation becomes payable.

On December 14, 2006, First National Community Statutory Trust I (the "Trust"), a trust formed under Delaware law, that is a subsidiary of the Company, issued $10,000,000 of trust preferred securities (the "Trust Securities") at a variable interest rate of 7.02%, with a scheduled maturity of December 15, 2036. The Company owns all of the common stock of the Trust. The proceeds from the issue were invested in $10,310,000, 7.02% Junior Subordinated Debentures (the "Debenture") issued by the Company. The interest rate on the Trust Securities and the Debentures will reset quarterly at a spread of 1.67% above the current 3-month Libor rate. The Debentures, which mature December 15, 2036, are unsecured and rank subordinate and junior in right to all indebtedness, liabilities and obligations of the Company. Debentures represent the sole assets of the Trust. Interest on the Trust Securities is deferrable until a period of twenty consecutive quarters has elapsed. The Company has the option, subject to required regulatory approval of the Federal Reserve, to prepay the trust securities beginning December 15, 2011. The Company has, under the terms of the Debenture and the related Indenture, as well as, the other operative corporate documents, agreed to irrevocably and unconditionally guarantee the Trust's obligations under the Debenture.

At December 31, 2007, accrued and unpaid interest associated with these Debentures amounting to $28,613 has been provided for in the accompanying consolidated financial statements.

The Company has applied FIN 46 and FIN 46(R) to its investment in the Issuer Trust, and as such, it has reflected this investment on a deconsolidated basis. As a result, the junior subordinated debentures issued by the Issuer Trust, totaling $10,310,000 has been reflected in Borrowed Funds in the consolidated balance sheets at December 31, 2007 under the caption "Junior Subordinated Debentures". The Company records interest expense on the corresponding debentures in its consolidated statement of income. The Company also records its common stock investment issued by First National Community Statutory Trust I in "Other Assets" in its consolidated balance sheets at December 31, 2007.

10. BENEFIT PLANS:

The bank has a defined contribution profit sharing plan which covers all eligible employees. The bank's contribution to the plan is determined at management's discretion at the end of each year and funded. Contributions to the plan in 2007, 2006 and 2005 amounted to $720,000, $650,000, and $552,000, respectively.

The bank has an unfunded non-qualified deferred compensation plan covering all eligible bank officers and directors as defined by the plan. This plan permits eligible participants to elect to defer a portion of their compensation. At December 31, 2007, elective deferred compensation amounting to $3,528,000 plus $2,389,000 in accrued interest has been included in other liabilities in the accompanying balance sheet.

11. INCOME TAXES:
The provision for income taxes included in the statement of income is comprised of the following components (in thousands):

	2007	2006	2005
Current	$ 5,359	$ 4,636	$ 3,584
Deferred	(393)	(619)	(758)
TOTAL	$ 4,966	$ 4,017	$ 2,826

The components of the net deferred tax asset, included in other assets, at December 31 are as follows (in thousands):

	2007	2006
Allowance for Credit Losses	$ 2,649	$ 2,563
Deferred Compensation	2,071	1,632
Unrealized Holding Losses on Securities Available-for-Sale	1,179	36
Stock Based Compensation	296	304
Gross Deferred Tax Asset	$ 6,195	$ 4,535
Deferred Loan Origination Fees	$ (71)	$ (76)
Deferred Intangible Assets	(208)	(20)
Depreciation	(58)	(117)
Gross Deferred Tax Liability	$ (337)	$ (213)
Net Deferred Tax Assets	$ 5,858	$ 4,322

The provision for Income Taxes differs from the amount of income tax determined applying the applicable U.S. Statutory Federal Income Tax Rate to pre-tax income from continuing operations as a result of the following differences (in thousands):

	2007	2006	2005
Provision at Statutory Tax Rates	$ 6,882	$ 5,978	$ 4,777
Add (Deduct):			
Tax Effects of Non-Taxable Interest Income	(1,824)	(1,627)	(1,446)
Non-Deductible Interest Expense	301	254	178
Stock Options Exercised	(100)	(418)	(506)
Other Items Net	(293)	(170)	(177)
Provision for Income Taxes	$ 4,966	$ 4,017	$ 2,826

First National Community Bancorp, Inc. and its subsidiaries have adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN48) effective January 1, 2007. The Company has identified its federal consolidated tax return as a "major" taxing jurisdiction as defined under FIN 48. At December 31, 2007, the company has evaluated its tax filings with this major tax jurisdiction for the calendar years 2004 through 2007. These years remain open and can be subjected to an examination. Based on its evaluation, the Company believes that its income tax filing positions and deductions would be sustained under examination; and does not anticipate any adjustments would result in a material change in its financial position. Therefore, no allowances for uncertain income tax positions, including interest and penalties, were required to be recorded at December 31, 2007 pursuant to FIN 48. Additionally, no cumulative effect of an accounting change resulted from the Company's initial adoption of this FASB Interpretation.

12. RELATED PARTY TRANSACTIONS:
At December 31, 2007 and 2006, certain officers and directors and/or their affiliates were indebted to the bank in the aggregate amounts of $74,682,000 and $47,710,000. Such indebtedness was incurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons. During 2007, $130,696,000 of new loans were made and repayments totaled $103,724,000. Interest and fees collected on the loans amounted to $5,055,000 and $2,484,000 at December 31, 2007 and 2006. The bank was also committed under standby letters of credit as described in Note 13.

Deposits from certain officers and directors and/or their affiliates held by the bank at December 31, 2007 and 2006 amounted to $88,619,000 and $122,932,000. Interest paid on the deposits amounted to $3,568,000 and $1,488,000 at December 31, 2007 and 2006.

13. COMMITMENTS:
(a) Leases:
At December 31, 2007, the company was obligated under certain noncancelable operating leases with initial or remaining terms of one year or more. Minimum future obligations under noncancelable operating leases in effect at December 31, 2007 are as follows (in thousands):

	FACILITIES	EQUIPMENT
2008	$ 404	$ 129
2009	166	108
2010	140	71
2011	94	20
2012	60	3
2013 and thereafter	166	0
Total	$ 1,030	$ 331

Total rental expense under operating leases amounted to $576,000 in 2007, $555,000 in 2006, and $542,000 in 2005.

(b) Financial Instruments with Off Balance Sheet Risk:
The bank is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. Such financial instruments include commitments to extend credit and standby letters of credit which involve varying degrees of credit, interest rate or liquidity risk in excess of the amount recognized in the balance sheet. The bank's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments.

Financial instruments whose contract amounts represent credit risk at December 31 are as follows (in thousands):

	2007	2006
Commitments to extend credit	$ 199,865	$ 202,895
Standby letters of credit	79,078	107,276

Commitments to extend credit are agreements to lend to customers in accordance with contractual provisions. These commitments usually are for specific periods or contain termination clauses and may require the payment of a fee. The total amounts of unused commitments do not necessarily represent future cash requirements, in that commitments often expire without being drawn upon.

Letters of credit and financial guarantees are agreements whereby the company guarantees the performance of a customer to a third party. Collateral may be required to support letters of credit in accordance with management's evaluation of the creditworthiness of each customer. The credit exposure assumed in issuing letters of credit is essentially equal to that in other lending activities.

Outstanding commitments to extend credit and standby letters of credit issued to or on behalf of related parties amounted to $25,717,000 and $7,118,000 and $46,049,000 and $16,178,000 at December 31, 2007 and 2006, respectively.

(c) Concentration of Credit Risk:
Cash Concentrations: The bank maintains cash balances at several correspondent banks. The aggregate cash balances represent federal funds sold of $0 and $2,325,000; and due from bank accounts in excess of the limit covered by the Federal Deposit Insurance Corporation amounting to $104,000 and $273,000 as of December 31, 2007 and 2006, respectively.

Loan Concentrations: At December 31, 2007, 34.6% of the bank's commercial loan portfolio was concentrated in loans in the following five industries. Substantially all of these loans are secured by first mortgages on commercial properties and/or collateral held.

	In thousands	%
• Land Subdivision	$ 88,202	12.7%
• Hotels	45,299	6.5
• Shopping Centers/Complexes	37,978	5.4
• Solid Waste Landfills	35,157	5.0
• General Government	34,684	5.0

(d) Other:
The company is also a party to routine litigation involving various aspects of its business, none of which, in the opinion of management and its legal counsel, is expected to have a material adverse impact on the consolidated financial condition, results of operations or liquidity of the company.

14. STOCK OPTION PLANS:
On August 30, 2000, the Corporation's board of directors adopted an Employee Stock Incentive Plan in which options may be granted to key officers and other employees of the Corporation. The aggregate number of shares which may be issued upon exercise of the options under the plan cannot exceed 1,100,000 shares. Options and rights granted under the plan become exercisable six months after the date the options are awarded and expire ten years after the award date.

The board of directors also adopted on August 30, 2000, the Independent Directors Stock Option Plan for members of the corporation's board of directors who are not officers or employees of the corporation or its subsidiaries. The aggregate number of shares issuable under the plan cannot exceed 550,000 shares and are exercisable six months from the date the awards are granted and expire three years after the award date.

As more fully described in Note 1 to these financial statements, the Company has adopted SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. Accordingly, all options granted after January 1, 2003 have been charged against income at their fair value. Awards granted under the plans vest immediately and the entire expense of the award is recognized in the year of grant. Upon expiration, the cost of the option is reversed and credited to income.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model average assumptions:

	Year Ended December 31, 2007	2006	2005
Dividend yield	2.59%	1.67%	1.49%
Expected life	10 years	10 years	10 years
Expected volatility	26.5%	25.6%	25.5%
Risk-free interest rate	4.50%	4.67%	4.67%

A summary of the status of the company's stock option plans is presented below:

	2007		2006		2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at the beginning of the year	349,838	$ 10.85	418,963	$ 8.62	495,275	$ 7.27
Granted	48,625	16.90	35,063	23.13	35,063	19.31
Exercised	(36,088)	7.61	(104,188)	6.03	(111,375)	5.96
Forfeited	(1,650)	23.13	0		0	
Outstanding at the end of the year	360,725	$ 11.93	349,838	$ 10.85	418,963	$ 8.62
Options exercisable at year end	312,100	$ 11.16	314,775	$ 9.48	383,900	$ 7.64
Weighted average fair value of options granted during the year		$ 5.11		$ 8.83		$ 7.09
Stock-Based Compensation Expense		$ 248,571		$ 309,672		$ 248,370

Information pertaining to options outstanding at December 31, 2007 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$5.19-$23.13	360,725	6.3 years	$11.93	312,100	$11.16

15. REGULATORY MATTERS:

The bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007, that the bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the Office of the Comptroller of the Currency categorized the bank as "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as "Well Capitalized" the bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

(in thousands)	Actual Amount	Actual Ratio	For Capital Adequacy Purposes: Amount	For Capital Adequacy Purposes: Ratio	To Be Well Capitalized Under Prompt Corrective Action Provisions: Amount	To Be Well Capitalized Under Prompt Corrective Action Provisions: Ratio
As of December 31, 2007:						
Total Capital						
(to Risk Weighted Assets)	$117,301	11.22%	≥$83,601	≥8.0%	≥$104,501	≥10.0%
Tier I Capital						
(to Risk Weighted Assets)	$109,732	10.50%	≥$41,800	≥4.0%	≥$62,700	≥6.0%
Tier I Capital						
(to Average Assets)	$109,732	8.87%	≥$49,497	≥4.0%	≥$61,871	≥5.0%

(in thousands)	Actual Amount	Actual Ratio	For Capital Adequacy Purposes: Amount	For Capital Adequacy Purposes: Ratio	To Be Well Capitalized Under Prompt Corrective Action Provisions: Amount	To Be Well Capitalized Under Prompt Corrective Action Provisions: Ratio
As of December 31, 2006:						
Total Capital						
(to Risk Weighted Assets)	$104,586	10.67%	≥$78,416	≥8.0%	≥$98,020	≥10.0%
Tier I Capital						
(to Risk Weighted Assets)	$97,048	9.90%	≥$39,208	≥4.0%	≥$58,812	≥6.0%
Tier I Capital						
(to Average Assets)	$97,048	9.16%	≥$42,400	≥4.0%	≥$53,000	≥5.0%

Banking regulations also limit the amount of dividends that may be paid without prior approval of the bank's regulatory agency. Retained earnings against which dividends may be paid without prior approval of the federal banking regulators amounted to $29,142,000 at December 31, 2007, subject to the minimum capital ratio requirements noted above.

16. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

Current accounting pronouncements require annual disclosure of estimated fair value of on- and off-balance sheet financial instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and short term investments:

Cash and short term investments include cash on hand, amounts due from banks, and federal funds sold. For these short term instruments, the carrying amount is a reasonable estimate of fair value.

Securities:

For securities held for investment purposes, the fair values have been individually determined based on currently quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans:

The fair value of loans has been estimated by discounting the future cash flows using the current rates which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits:

The fair value of demand deposits, savings deposits, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed funds:

Rates currently available to the bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to extend credit and standby letters of credit:
The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit-worthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The estimated fair values of the company's financial instruments (in thousands) are as follows:

	December 31, 2007 Carrying Value	December 31, 2007 Fair Value
FINANCIAL ASSETS		
Cash and short term investments	$ 24,735	$ 24,735
Securities	306,530	306,655
Gross Loans	905,234	905,793
FINANCIAL LIABILITIES		
Deposits	$ 945,517	$ 947,249
Borrowed funds	227,832	229,590
OFF-BALANCE SHEET FINANCIAL INSTRUMENTS		
Commitments to extend credit and standby letters of credit	$ 0	$ 898

	December 31, 2006 Carrying Value	December 31, 2006 Fair Value
FINANCIAL ASSETS		
Cash and short term investments	$ 28,743	$ 28,743
Securities	270,433	270,613
Gross Loans	836,659	827,915
FINANCIAL LIABILITIES		
Deposits	$ 920,973	$ 919,834
Borrowed funds	152,872	151,583
OFF-BALANCE SHEET FINANCIAL INSTRUMENTS		
Commitments to extend credit and standby letters of credit	$ 0	$ 618

17. CONDENSED FINANCIAL INFORMATION – PARENT COMPANY ONLY:
Condensed parent company only financial information is as follows (in thousands):

Condensed Balance Sheet December 31,	2007	2006
Assets:		
Cash	$ 348	$ 694
Investment in Statutory Trust	333	310
Investment in Subsidiary (equity method)	116,808	106,203
Total Assets	$ 117,489	$ 107,207
Liabilities and Stockholders' Equity:		
Junior Subordinated Debentures	$ 10,310	$ 10,310
Other liabilities	37	35
Stockholders' equity	107,142	96,862
Total Liabilities and Stockholders' Equity	$ 117,489	$ 107,207

Condensed Statement of Income for the years ending December 31, 2007, 2006, 2005

	2007	2006	2005
Income:			
Dividends from Subsidiary	$ 2,800	$ 2,400	$ 1,050
Equity in Undistributed Income of Subsidiary	12,476	11,207	10,196
Equity in Trust	23	0	0
Total Income	$ 15,299	$ 13,607	$ 11,246
Expenses	603	98	21
Net Income	$ 14,696	$ 13,509	$ 11,225

Condensed Statement of Cash Flows for the years ending December 31,

	2007	2006	2005
Cash Flows from Operating Activities:			
Net income	$ 14,696	$ 13,509	$ 11,225
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiary	(12,476)	(11,207)	(10,196)
Equity in Trust	(23)	0	0
Increase in other liabilities	1	35	0
Net Cash Provided by Operating Activities	$ 2,198	$ 2,337	$ 1,029
Cash Flows from Investing Activities:			
Investment in capital of subsidiary	$ 0	$ (10,000)	$ 0
Investment in statutory trust	0	(310)	0
Net Cash Used in Investing Activities	$ 0	$ (10,310)	$ 0
Cash Flows from Financing Activities:			
Increase in borrowed funds	$ 0	$ 10,310	$ 0
Cash dividends	(6,614)	(5,776)	(4,513)
Proceeds from issuance of common stock net of stock issuance costs	4,073	3,952	3,290
Cash paid in lieu of fractional shares	(3)	(6)	0
Net Cash Used in Financing Activities	$ (2,544)	$ 8,480	$ (1,223)
Increase (Decrease) in Cash	$ (346)	$ 507	$ (194)
Cash at Beginning of Year	694	187	381
Cash at End of Year	$ 348	$ 694	$ 187

Non-cash investing and financing activities:

In 1999, the company adopted a dividend reinvestment plan. Shares of stock issued in 2007, 2006 and 2005 were 212,599 shares, 154,398 shares and 125,925 shares, respectively, in lieu of paying cash dividends of $3,798,000 in 2007, $3,323,000 in 2006 and $2,626,000 in 2005.

18. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

In thousands, except per share amounts

	Quarter Ending			
	March 31,	June 30,	September 30,	December 31,
2007				
Interest income	$ 19,309	$ 20,258	$ 21,269	$ 21,050
Interest expense	9,907	10,548	11,285	10,832
Net interest income	9,402	9,710	9,984	10,218
Provision for credit losses	300	300	300	1,300
Other income	1,424	1,368	2,236	1,317
Other expenses	5,635	5,880	5,873	6,409
Provision for income taxes	1,276	1,150	1,639	901
Net income	$ 3,615	$ 3,748	$ 4,408	$ 2,925
Earnings per share:				
Basic	$0.23	$0.24	$0.28	$0.19
Diluted	$0.23	$0.23	$0.28	$0.18
2006				
Interest income	$ 15,363	$ 16,518	$ 17,504	$ 19,283
Interest expense	7,074	7,869	8,545	9,698
Net interest income	8,289	8,649	8,959	9,585
Provision for credit losses	270	270	270	1,270
Other income	1,127	1,104	1,253	1,413
Other expenses	4,929	5,008	4,981	5,855
Provision for income taxes	1,023	1,122	1,250	622
Net income	$ 3,194	$ 3,353	$ 3,711	$ 3,251
Earnings per share:				
Basic	$ 0.21	$ 0.22	$ 0.24	$ 0.21
Diluted	$ 0.20	$ 0.22	$ 0.23	$ 0.21

DCO
DEMETRIUS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of First National Community Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of First National Community Bancorp, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National Community Bancorp, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three-years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), First National Community Bancorp, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2008 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

Demetrius & Company, L.L.C.
DEMETRIUS & COMPANY, L.L.C.
Wayne, New Jersey
March 12, 2008

Wayne Plaza II • 155 Route 46 West • Wayne, New Jersey 07470-6831
Telephone: 973-812-0100 • Fax: 973-812-0750
1-800-903-9567 • 212-682-0653 • www.demetrius-llc.com

A PCAOB Registered Firm

FIRST NATIONAL COMMUNITY BANCORP, INC.

Tel. (570) 346-7667
Fax (570) 348-6454
http://www.fncb.com
E-mail fncb@fncb.com

and Subsidiary, FIRST NATIONAL COMMUNITY BANK

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for First National Community Bancorp, Inc. (the "Company"). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are only being made in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system inherently has limitations, and the benefits of controls must be weighed against their costs. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Therefore, no assessment of a cost-effective system of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, will be detected.

As of December 31, 2007, management of the company conducted an assessment of the effectiveness of the company's internal control over financial reporting based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that the company's internal control over financial reporting was effective as of December 31, 2007.

Management's assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2007, has been audited by Demetrius and Company, L.L.C., the independent registered public accounting firm that audited the company's financial statements for the period covered. A copy of the Demetrius and Company, L.L.C. report is included in this annual report.

J. David Lombardi
President and Chief Executive Officer

William S. Lance
Principal Financial Officer

102 East Drinker Street — Member FDIC — Dunmore, PA 18512-2491

DCO DEMETRIUS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of First National Community Bancorp, Inc.

We have audited First National Community Bancorp, Inc.'s ("Company") internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). First National Community Bancorp, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on *Internal Control over Financial Reporting.* Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First National Community Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2007 and 2006 and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007 of First National Community Bancorp, Inc., and subsidiaries, and our report dated March 12, 2008 expressed an unqualified opinion on those consolidated financial statements.

Demetrius & Company, L.L.C.

DEMETRIUS & COMPANY, L.L.C.
Wayne, New Jersey
March 12, 2008

Wayne Plaza II • 155 Route 46 West • Wayne, New Jersey 07470-6831
Telephone: 973-812-0100 • Fax: 973-812-0750
1-800-903-9567 • 212-682-0653 • www.demetrius-llc.com

A PCAOB Registered Firm

INVESTOR INFORMATION

MARKET PRICES OF STOCK AND DIVIDENDS PAID

The company's common stock is not actively traded. The principal market area for the company's stock is northeastern Pennsylvania, although shares are held by residents of other states across the country. First National Community Bancorp, Inc. is listed in the Over-The-Counter (OTC) Bulletin Board Stocks under the symbol "FNCB". Quarterly market highs and lows and dividends paid for each of the past two years are presented below. These prices represent actual transactions. The company expects that comparable cash dividends will be paid in the future.

QUARTER	MARKET PRICE HIGH	MARKET PRICE LOW	DIVIDENDS PAID PER SHARE
2007			
First	$ 23.76	$ 20.00	$ .10
Second	22.48	19.20	.10
Third	20.00	16.25	.10
Fourth	18.99	16.00	.12
			$ 0.42

QUARTER	MARKET PRICE HIGH	MARKET PRICE LOW	DIVIDENDS PAID PER SHARE
2006			
First	$ 22.20	$ 18.91	$ .09
Second	24.16	21.64	.09
Third	23.60	22.82	.09
Fourth	24.00	22.12	.11
			$ 0.38

*Share and per share information includes the retroactive effect of the 25% stock dividend paid December 27, 2007 and the 10% stock dividend paid March 31, 2006.

MARKET MAKERS

The following firms are known to make a market in the company's stock:

FERRIS, BAKER WATTS, INCORPORATED
100 Light Street
Baltimore, MD 21202
(800) 436-2000

MONROE SECURITIES
47 State Street
Rochester, NY 14614
(716) 546-5560

RBC DAIN RAUSCHER
1211 Avenue of the Americas
32nd Floor
New York, NY 10036
(866) 835-1422

STIFEL FINANCIAL
One Financial Plaza
501 North Broadway
St. Louis, MI 63102
(314) 342-2000

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-9982

Shareholder questions regarding stock ownership should be directed to the Investor Relations Department at Registrar and Transfer Company at 1-800-368-5948.

DIVIDEND CALENDAR

Dividends on the company's common stock, if approved by the Board of Directors, are customarily paid on or about March 15, June 15, September 15 and December 15. Record dates for dividends are customarily on or about March 1, June 1, September 1, and December 1.

SHAREHOLDERS' INQUIRIES

A copy of the company's Annual Report for the year ended December 31, 2007 on Form 10-K, as required to be filed with the Securities and Exchange Commission, may be obtained free of charge by writing to:

Treasurer
First National Community Bancorp, Inc.
102 East Drinker Street
Dunmore, PA 18512

General market information may also be obtained from INVEST representatives at (570) 348-4921.

INTERNET ADDRESS

www.fncb.com

E-MAIL ADDRESS

fncb@fncb.com





NAME THAT TUNE
This is what you hear at the end of every FNCB TV commercial.

First National Community Bancorp, Inc.
102 East Drinker Street, Dunmore, PA 18512 / fncb.com

END